FINANCIAL FEDERAL CORPORATION

2007 ANNUAL REPORT


07083065


MACK



Corporate Profile

Financial Federal Corporation is an independent financial services company specializing in financing construction, road transportation and refuse equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. Financial Federal is headquartered in New York and has eight full-service operations centers in Texas, Illinois, New Jersey, North Carolina and California, and marketing locations across the United States.

For more information, please visit www.financialfederal.com.



Financial Highlights

Dollars in thousands, except per share amounts

Years Ended July 31,	2007	2006	2005	2004	2003
Finance Receivables—Net	**$2,104,361**	$1,967,588	$1,641,854	$1,436,828	$1,391,735
Total Assets	**2,120,074**	1,988,344	1,661,845	1,463,918	1,426,082
Total Debt	**1,660,600**	1,527,661	1,259,700	1,093,700	1,042,276
Stockholders' Equity	**387,753**	390,379	342,114	303,890	316,396
Finance Income	**191,254**	162,475	126,643	118,305	130,247
Interest Expense	**84,828**	67,402	43,748	33,900	43,534
Net Interest Margin	**106,426**	95,073	82,895	84,405	86,713
Net Income	**50,050**	43,619	36,652	31,190	30,088
Earnings per Common Share, Diluted	**1.90**	1.65	1.41	1.15	1.10
Earnings per Common Share, Basic	**1.94**	1.68	1.44	1.17	1.12
Cash Dividends per Common Share	**0.55**	0.37	0.20	—	—
Leverage (Debt-to-equity Ratio)	**4.3x**	3.9x	3.7x	3.6x	3.3x
Net Charge-offs as a % of Average Receivables	**0.01%**	0.01%	0.09%	0.67%	0.87%
Operating Efficiency Ratio	**23.4%**	24.9%	25.9%	27.8%	27.0%

Finance Receivables—Net
(in millions)



$2,200
1,760
1,320
880
440
0
'03
'04
'05
'06
'07

Net Interest Margin
(in millions)



$120
100
80
60
40
20
0
'03
'04
'05
'06
'07

Net Income
(in millions)



$55
44
33
22
11
0
'03
'04
'05
'06
'07



Debt Diversification



3%
11%
43%
17%
26%

43% | Term Notes
26% | Asset Securitization Financings
17% | Commercial Paper
11% | Convertible Debentures
3% | Borrowings Under Bank Credit Facilities

Industries Financed



5%
11%
44%
40%

44% | Construction
40% | Road Transportation
11% | Refuse
5% | Other

Receivables by Geographic Region



14%
28%
15%
16%
27%

28% | Southwest
27% | Southeast
16% | Northeast
15% | West
14% | Central



Dear Fellow Shareholders:

Every year I have the privilege of opening my letter with the familiar statement; I am pleased to report this fiscal year was another consecutive profitable year since our founding. The ability to make this remarkable statement is no accident. It is the direct result of our disciplined, conservative, long-term approach with an unrelenting focus on the fundamentals of our business. Financial Federal Corporation has been profitable in every fiscal quarter since its inception in 1989 generating higher net income in 53 of the last 60 quarters. Fiscal 2007 continued the story with record net income exceeding $50 million.

This consistent success occurred during various economic cycles including volatile interest rate environments, recessions and market disruptions. Our net charge-offs have never exceeded 100 basis points in any fiscal year and were an astounding 1 basis point in fiscal 2007 and in 2006. Our operating efficiency ratio has always ranged between 20% and 30% and was 23% in fiscal 2007. Return-on-equity (ROE) has always exceeded 10% and has averaged close to 14% since we went public in 1992.

Leverage strongly influences ROE. Our leverage was below 4 to 1 before we repurchased 2 million shares of our common stock for $55 million this past spring. This reduced our share count by 8% and raised leverage to 4.3 to 1. Many finance companies use leverage approaching twice this level. Some may view our leverage as conservative. However, capital markets can experience turmoil as evidenced by the recent credit crisis, and the combination of our low leverage and strong liquidity demonstrated we were prepared for this market disruption.



The yield curve was inverted for most of fiscal 2007. Historical spreads between long-term treasury rates and overnight interest rates were nonexistent. As a result, our net interest spread compressed to below 4.0% for the first time since our inception. This was indicative of the finance industry as a whole as market forces restricted the industry's ability to earn an appropriate spread to cover risk. Historically, our spread has exceeded 4.5%. The positive side to this phenomenon is exceptional credit quality. We believe the yield curve and credit quality, including net charge-offs, will return to more normal historical levels.

The inverted yield curve coupled with an enormous amount of liquidity in the economy created a challenging underwriting environment as competitors lowered the rates they charged and extended the terms they offered. We focus on being disciplined in our underwriting over maintaining short-term asset growth. This is a primary reason for our consistent outstanding asset quality. As a result, our receivables growth rate slowed to 7% for fiscal 2007. The recent decision by the Federal Reserve to lower rates should bolster our margin and growth. However, a vibrant growing economy and a more normalized yield curve are also needed.

Recent events have focused the public's attention on the current state of our Country's infrastructure. For most of us who drive to work each morning, the need for extensive road and bridge repair is clear. With the passage of time, the need for maintaining our infrastructure becomes more critical, and I believe action will be taken at a political level to mandate widespread improvements.

Our mission has always been to be the best commercial finance company in America. Critical to that goal is (i) maintaining a conservative capital structure (ii) having ample liquidity (iii) diversifying our funding sources (iv) continuing our disciplined underwriting practices and (v) providing superior customer service. I believe we have assembled an outstanding team of employees. Their dedication and commitment to a high level of customer service is unparalleled among our competitors and maintaining this high level is critical to our future success.

I remain optimistic about our prospects and hope to be able to make my usual opening statement in next year's letter. On behalf of the Board of Directors, I thank our shareholders, employees, customers and creditors for their confidence and support.

Sincerely,



Paul R. Sinsheimer
Chairman of the Board, Chief Executive Officer and President

Financial Federal Form 10-K



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **July 31, 2007**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_________ to __________

Commission file number **1-12006**

FINANCIAL FEDERAL CORPORATION

(Exact name of Registrant as specified in its charter)

Nevada	**88-0244792**
(State of incorporation)	(I.R.S. Employer Identification No.)

733 Third Avenue, New York, New York 10017
(Address of principal executive offices)

Registrant's telephone number, including area code: **(212) 599-8000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, $0.50 par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (229.405 of this Chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of common stock held by non-affiliates of the registrant was $726,309,784 based on the January 31, 2007 closing price of the registrant's common stock on the New York Stock Exchange. For purposes of calculating this amount, executive officers and directors of the registrant were deemed to be affiliates.

The number of shares outstanding of the registrant's common stock at September 17, 2007 was 25,818,796.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2007 Annual Meeting of Stockholders, to be held December 11, 2007, are incorporated by reference into Part III of this Annual Report on Form 10-K.

FINANCIAL FEDERAL CORPORATION AND SUBSIDIARIES

Annual Report on Form 10-K
for the year ended July 31, 2007

TABLE OF CONTENTS

PART I

Item 1. Business

Financial Federal Corporation incorporated in Nevada in 1989. We are an independent financial services company with $2.1 billion of assets at July 31, 2007. We provide collateralized lending, financing and leasing services nationwide to small and medium sized businesses with annual revenues typically below $25 million in the general construction, road and infrastructure construction and repair, road transportation and refuse industries. We finance new and used revenue-producing, essential-use equipment from major manufacturers that is movable, has an economic life longer than the term financed, is not subject to rapid technological obsolescence, can be used in more than one type of business and has broad resale markets. We finance bulldozers, buses, cement mixers, compactors, concrete pumps, crawler cranes, earthmovers, excavators, hydraulic truck cranes, loaders, motor graders, pavers, personnel and material lifts, recycling equipment, resurfacers, rough terrain cranes, sanitation trucks, scrapers, trucks, truck tractors and trailers. Virtually all of our finance receivables are secured by a first lien on the equipment financed. We do not have reportable operating segments.

Available Information

Our website is http://www.financialfederal.com. The following filings are available in the Investor Relations section of our website under SEC Filings after they are filed with or furnished to the Securities and Exchange Commission: Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Definitive Proxy Statements and any amendments. Our Corporate Governance Guidelines, Code of Business Conduct and Ethics, and the charters for our Audit Committee, Executive Compensation and Stock Option Committee, and Corporate Governance and Nominating Committee are available in the Investor Relations section of our website under Corporate Governance. These filings and charters are also available free to any stockholder on request to Financial Federal Corporation, 733 Third Avenue, New York, NY 10017, Attn: Corporate Secretary. We will satisfy the disclosure requirements of Item 5.05 of Form 8-K by posting any amendments or waivers to our Code of Business Conduct and Ethics on our website.

Marketing

Our marketing activities are relationship and service oriented. We focus on providing prompt, responsive and customized service. Our marketing and managerial personnel average about twenty years of financing experience in the industries they serve. We believe their experience, knowledge of equipment values, resale markets and local economic and industry conditions, and their relationships with current and prospective customers enable us to compete by providing prompt, responsive and customized service. Our customer service includes making prompt credit decisions, arranging financing terms to meet customers' needs (and our underwriting criteria), providing customers with direct contact to our executives with decision-making authority, and giving prompt, knowledgeable responses to customers' inquiries and business issues.

We have marketing personnel in over twenty locations nationwide, including eight full-service operations centers in Texas, North Carolina, New Jersey, Illinois and California. We originate finance receivables through relationships with equipment dealers and, to a lesser extent, manufacturers (collectively referred to as "vendors") and by marketing our services direct to equipment users to buy equipment or refinance their debt. Vendors refer their customers to us and we purchase installment sale contracts, leases and personal property security agreements from vendors who extended credit to their customers. We also provide capital loans and we lease equipment typically under noncancelable full-payout leases. We do not purchase receivables from brokers. We may also purchase portfolios of finance receivables from financial institutions, vendors and others. Our marketing personnel are full-time employees compensated by salary, not commissions, and most participate in our stock plan.

We have relationships with over 100 midsized vendors. We are not obligated to purchase receivables from vendors and vendors are not obligated to sell receivables to us. Our vendor relationships are nonexclusive and we are not dependent on any vendor. We analyze and approve all transactions obtained through vendors.

Originating, Structuring and Underwriting Finance Receivables

We originate finance receivables generally between $50,000 and $1.5 million with fixed or floating interest rates and terms of two to five years. Finance receivables provide for monthly payments and include prepayment premium provisions. The average transaction size is approximately $220,000. Finance receivables include installment sales, secured loans and leases.

Our underwriting policies and procedures are designed to maximize yields and minimize delinquencies and net charge-offs. We do not use computer credit scoring. We rely on the experience of our credit officers and management to assess creditworthiness and to evaluate collateral. Every transaction must be approved by at least two credit officers.

Structuring transactions involves determining the repayment schedule, rate and other fees and charges, evaluating the equipment being financed and determining the need for (i) liens on additional equipment collateral, accounts receivable, inventory or real property (ii) guarantees from the customer's principals or affiliates (iii) security deposits (iv) delayed funding or (v) full or partial vendor recourse.

We may require vendors and equipment users to submit a credit application. The application includes financial and other information of the applicant and any guarantors, and a description of the equipment. Our credit personnel analyze the application, investigate the applicant's and potential guarantor's credit, evaluate the collateral, investigate financial, trade and industry references and review the applicant's payment history. We may also obtain reports from credit reporting agencies and conduct lien, UCC, litigation, judgment, bankruptcy and tax searches. If the application is approved and the terms of the transaction agreed to, we purchase an installment sale contract or lease from the vendor or enter into a finance or lease transaction with the equipment user. We fund the transaction upon receiving all necessary documents. Our customers are responsible for maintaining and insuring the equipment financed or leased and for any sales, use or property taxes.

The procedures we use to purchase portfolios of finance receivables include reviewing and analyzing the terms of the receivables, the credit and payment history of the obligors, the documents, the value of the collateral and the yield.

Collection and Servicing

We instruct our customers to mail payments to bank lockboxes. Customers may also choose to pay electronically by wire transfer, telephone or automated direct payment. We monitor past due accounts closely and we are diligent in collecting past due payments. Our collection activities are performed by experienced personnel and managers in each operations center and may involve senior management or the legal department. Senior management reviews all past due accounts at least monthly. Decisions regarding collateral repossession and subsequent sale involve management and the legal department.

Competition

Our business is competitive. We compete with banks, manufacturer-owned and other finance and leasing companies, and other financial institutions including GE Capital Corp., CitiCapital and Wells Fargo. Some of our competitors may be better positioned to market their services and financing programs because of their ability to offer more favorable rates and terms and other services. Many of our competitors provide financing at rates lower than we may be willing to provide because they are much larger, have greater financial and other resources and may have lower funding costs. We compete by emphasizing a high-level of equipment and financial expertise, customer service, flexibility in structuring transactions, management involvement in customer relationships and by attracting and retaining experienced managerial and marketing personnel.

Employees

We had 230 full-time employees at July 31, 2007. All employees and officers are salaried. We offer group health, life and disability insurance benefits, a qualified 401(k) plan and Section 125 cafeteria plans. We do not match employees' 401(k) contributions. There are no collective bargaining, employment, pension or incentive compensation arrangements other than stock option and restricted stock agreements, the 2006 Stock Incentive Plan, the Management Incentive Plan, the Supplemental Retirement Benefit for our Chief Executive Officer and deferred compensation agreements. The agreements have nondisclosure and nonsolicitation terms. Our executive officers also have excise tax restoration agreements for any golden parachute excise tax and all of our officers have indemnification agreements. We consider our relations with employees to be satisfactory.

Regulation

Our commercial financing, lending and leasing activities are not subject to the same degree of regulation as consumer finance or bank activities. We are subject to State requirements and regulations covering motor vehicle transactions, licensing, documentation and lien perfection. States also limit what we can charge. Our failure to comply with these regulations and requirements can result in loss of principal, interest, or finance charges, the imposition of penalties and restrictions on future business activities.

Executive Officers

Paul R. Sinsheimer, 60, has served as Chairman of the Board and Chief Executive Officer of the Company since December 2000, as President of the Company since September 1998, as an Executive Vice President of the Company from its inception in 1989 to September 1998 and as a director of the Company since its inception. From 1970 to 1989, Mr. Sinsheimer worked for Commercial Alliance Corporation in several positions including Executive Vice President.

John V. Golio, 46, has served as an Executive Vice President of the Company since October 2001, as a Senior Vice President of the Company from 1997 to October 2001, as an Operations Center Manager since joining the Company in January 1996 to October 2001 and as a Vice President of the Company's major operating subsidiary from January 1996 to 1997. Before joining the Company, Mr. Golio worked for Commercial Alliance Corporation and its successors in several positions including branch operations manager.

James H. Mayes, Jr., 38, has served as an Executive Vice President of the Company since March 2004 and held several positions including Vice President of the Company's major operating subsidiary and an Operations Center Manager since joining the Company in 1992 to March 2004.

William M. Gallagher, 58, has served as a Senior Vice President of the Company since 1990, as Chief Credit Officer since 2002, as an Operations Center Manager from the Company's inception in 1989 to 1999 and as a Vice President of the Company from its inception to 1990. From 1973 to 1989, Mr. Gallagher worked for Commercial Alliance Corporation in several positions including Vice President and branch manager.

Troy H. Geisser, 46, has served as a Senior Vice President and Secretary of the Company since February 1996, as General Counsel from 1996 to 2000 and held several positions including Vice President of the Company's major operating subsidiary and Operations Center Manager since joining the Company in 1990 to 1996. From 1986 to 1990, Mr. Geisser worked for Commercial Alliance Corporation and its successors in several positions including Northern Division Counsel.

Steven F. Groth, CFA, 55, has served as a Senior Vice President and Chief Financial Officer since joining the Company in September 2000. From 1985 to 2000, Mr. Groth was Senior Banker and Managing Director of Specialty Finance and Transportation with Fleet Bank from 1997 to 2000 and, from 1985 to 1996, he held several positions, including Division Head, with Fleet Bank and its predecessor, NatWest Bank.

Angelo G. Garubo, 47, has served as a Vice President and General Counsel of the Company since joining the Company in April 2000. From 1990 to 2000, Mr. Garubo was a partner in the law firm Danzig, Garubo & Kaye where he represented the Company in various legal matters.

David H. Hamm, CPA, 42, has served as a Vice President of the Company since October 2001, as Treasurer since March 2004 and as Controller since joining the Company in July 1996. From 1985 to 1996, Mr. Hamm was employed in the public accounting profession, including eight years as an audit manager.

Item 1A. Risk Factors

The risks we discuss below are events, conditions and uncertainties we believe could have a meaningful adverse impact on our growth, asset quality, liquidity and net interest spread. Growth, asset quality, liquidity and net interest spread are integral to our business, financial position and profitability.

Growth is important for several reasons. Increasing our size could help us to lower our funding costs, retain and attract qualified personnel, finance larger customers and compete more effectively. If we are unable to grow, our funding costs could increase, we could lose personnel and it could be harder for us to compete.

We consider asset quality the most important aspect of our business. Asset quality statistics, delinquencies, non-performing assets and net credit losses, (i) gauge our success in collecting our receivables (ii) reflect the effectiveness of our underwriting standards, skills, policies and procedures and (iii) can indicate the direction and levels of future net charge-offs and non-performing assets. When asset quality weakens, revenue is reduced, provisions for credit losses increase and operating expenses increase because we would classify more receivables to non-accrual status (suspend recognizing income), we would incur more write-downs and we would incur more costs to collect and manage the additional non-performing accounts. Significantly weaker asset quality could also limit our ability to obtain or retain needed capital and could cause our credit ratings to be lowered. We use various strategies to manage credit risk. We discuss asset quality and how we manage credit risk in detail in the Finance Receivables and Asset Quality section of our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A").

Liquidity (money currently available for us to borrow) and access to capital (debt and equity) are vital to our operations and growth. We cannot maintain or grow our finance receivables and we may not be able to repay debt if our access to capital is limited. We discuss this in detail in the Liquidity section of our MD&A.

Our net interest spread (net yield of finance receivables less cost of debt) is the key component of our profitability. Our income is reduced when our net interest spread decreases. Our net interest spread is affected by changes in market interest rates. We discuss this in detail in the Market Interest Rate Risk and Sensitivity section of our MD&A.

Risks

A slowdown in the economy could reverse our growth and cause the quality of our finance receivables to deteriorate

A recession or less severe economic slowdown would reduce demand for the equipment we finance. This would limit our ability to obtain new business and lower or possibly reverse our finance receivables growth. An economic slowdown would also weaken asset quality because significantly more of our customers would not be able to pay us timely if at all and the value of the equipment securing our finance receivables would decline, possibly significantly. This would increase delinquencies, non-performing assets and net charge-offs. Therefore, slowing economic conditions would weaken our financial position and profitability, and depending on the severity of the impact, could make it difficult for us to maintain our credit ratings and to obtain needed capital. Most finance companies face this risk, but its effects can be more pronounced on us because we only have one source of revenue and one line of business, commercial equipment financing.

Our inability to collect our finance receivables would cause our asset quality to deteriorate

It is critical for finance companies to collect all amounts owed from their customers. Asset quality weakens when customers fail to make their payments or pay late, or when the value of the equipment securing receivables declines. Therefore, finance companies must underwrite transactions properly and must be diligent in collecting past due accounts. Underwriting includes assessing the customer's creditworthiness, obtaining and assessing the value of collateral and ensuring transactions are documented properly. Equipment values can decline because of excess supply, reduced demand, limited availability of parts and regulatory changes (such as higher vehicle emissions standards). Our asset quality statistics, as discussed in the Finance Receivables and Asset Quality section of our MD&A, have been at unexpectedly favorable low levels and therefore could worsen significantly.

Our inability to obtain needed capital or maintain adequate liquidity would reverse our receivables growth

Our ability to obtain new debt or equity or to renew or refinance credit facilities (see the Liquidity section of our MD&A for information about maturity and expiration dates) could be limited by (i) a significant deterioration in our asset quality (ii) a significant deterioration in our profitability (iii) reductions of our credit ratings (iv) the poor performance of other finance companies (v) economic conditions and (vi) the availability of funds in capital markets. Capital markets have been reluctant to provide capital to finance companies facing these conditions.

Rising short-term market interest rates have reduced and could continue to reduce our net interest spread

Rising short-term market interest rates reduce our net interest spread (this occurred in the prior two fiscal years) because our floating rate debt (includes short-term debt) exceeds our floating rate finance receivables significantly (by $739.4 million at July 31, 2007). Our net interest spread would also decrease when the differences between long and short-term rates narrow (resulting in a "flattening yield curve") or when short-term rates exceed long-term rates (an "inverted yield curve"). The yield curve was inverted for most of fiscal 2007. Rising short-term interest rates could also cause an economic slowdown, and an inverted yield curve has been a precursor to economic downturns. Most finance companies face this risk, but its effect is more pronounced on us because of the significant difference between our floating rate debt and floating rate receivables.

We face increased competition because of our small size and because of the relative ease of entry into our type of business

Most of our competitors are significantly larger than us giving them many competitive advantages. We compete with large national and regional banks, manufacturer-owned finance companies (commonly called "captives") and other finance and leasing companies. Larger competitors have greater resources, lower-cost funding sources and offer more products and services. This enables them to offer interest rates lower than ours and to finance larger customers. Larger competitors could also lower the rates they offer to levels we may be unable to match. This would make it difficult for us to maintain or grow our finance receivables and it could reduce our net interest spread by forcing us to lower our rates.

It is relatively easy for a new competitor to enter our business. The biggest barrier to entering our business is obtaining capital. The increased availability of capital from the asset-backed securitization market, private equity and other sources has lessened this barrier.

We may not be able to retain employees key to our operations

We have 230 employees and we are highly dependent on a small number of key operating personnel including our CEO. The loss of key operating personnel (i) could impair our ability to maintain or grow our finance receivables and to maintain asset quality because they are familiar with our operating methods and are integral in our customer relationships, and (ii) could impair our ability to raise capital.

Competition for qualified people in the finance industry is fierce and our larger competitors may offer higher salaries and better benefits. We also do not have employment contracts with key employees. Instead, we routinely award shares of restricted stock to them with extended vesting periods.

Our growth and asset quality are highly dependent on conditions in the construction and road transportation industries

Over 80% of our finance receivables are with customers in the construction and road transportation industries. Therefore, a slowdown in or other events or conditions negatively affecting these industries would have similar, or worse, negative effects on us as a general economic slowdown. This limited focus of our business could also limit our ability to grow, could make it difficult for us to expand our business to other industries effectively and could cause us to be affected by slowing economic conditions more severely.

Lending to small, privately owned companies exposes us to increased credit risk

Most of our customers are small to medium sized, privately owned businesses. They have significantly less resources than larger companies and therefore their operations and ability to pay us can more easily be affected by poor local economic conditions, general economic conditions, rising gasoline and interest costs, loss of key personnel and increased competition.

Significantly higher prices and limited availability of gasoline could impact our customers severely and weaken our asset quality

Most of the equipment we finance uses gasoline. Therefore, gasoline is a significant operating expense for our customers and its cost and availability are critical to their operations. Higher than normal increases in the price of gasoline or a disruption in its supply could hurt our customers' operations and their ability to pay us, and could cause an economic slowdown.

Our allowance for credit losses may be insufficient to cover future net charge-offs

Our allowance for credit losses may be inadequate if our asset quality unexpectedly weakens significantly. This would cause us to record large provisions for credit losses. We discuss this in detail in the Critical Accounting Policies section of our MD&A.

Our failure to comply with State and Federal lending and leasing regulations could result in write-offs and litigation

Our business activities, including amounts we can charge customers, repossessing equipment, lien perfection and documentation, are subject to State and Federal regulations. Our failure to comply with these regulations or changes to these regulations could prevent us from collecting amounts owed from customers, and could result in lawsuits, penalties and fines against us and restrictions on our ability to do business.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

Our executive office is located at 733 Third Avenue, New York, New York and is 6,500 square feet. We also have eight full-service operations centers (where credit analysis and approval, collection and marketing functions are performed) in Houston, Texas (two); Lisle (Chicago), Illinois; Teaneck (New York metropolitan area), New Jersey; Charlotte, North Carolina (three) and Irvine (Los Angeles), California. We lease all of our office space. Our offices range in size from 5,000 to 20,000 square feet. The leases terminate on various dates through fiscal 2013. We believe our offices are suitable and adequate for their present and proposed uses, and that suitable and adequate offices should be available on reasonable terms for our future needs.

Item 3. Legal Proceedings

We are not involved in any legal proceedings that we believe could have a material impact on our financial condition or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

None

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Common Stock trades on the New York Stock Exchange under the symbol "FIF." The quarterly high and low closing sales prices of our common stock reported by the New York Stock Exchange and quarterly cash dividends follow:

	Price Range		Cash Dividends
	High	Low	per Share
Fiscal 2007			
First Quarter ended October 31, 2006	$28.59	$26.17	$0.10
Second Quarter ended January 31, 2007	$29.94	$26.92	$0.15
Third Quarter ended April 30, 2007	$28.75	$25.63	$0.15
Fourth Quarter ended July 31, 2007	$30.63	$26.40	$0.15
Fiscal 2006			
First Quarter ended October 31, 2005	$27.18	$24.41	$0.07
Second Quarter ended January 31, 2006	$30.07	$25.59	$0.10
Third Quarter ended April 30, 2006	$29.87	$27.71	$0.10
Fourth Quarter ended July 31, 2006	$29.81	$26.62	$0.10

We initiated a quarterly cash dividend in December 2004 and raised it by 50% in December 2005 and by 50% again in December 2006. Future cash dividends will depend on our net income, leverage, financial condition, capital requirements, cash flow, long-range plans, income tax laws and other factors the Board of Directors considers relevant. We split our common stock 3-for-2 effected in the form of a stock dividend in January 2006.

There were 67 holders of record of our Common Stock on September 17, 2007. This amount includes nominees who hold our Common Stock for investors in "street name." We did not sell unregistered shares of our common stock during the fourth quarter of fiscal 2007.

ISSUER PURCHASES OF EQUITY SECURITIES
For the Quarter Ended July 31, 2007

Month	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
May 2007	159,404	$26.98	159,404	$ -
June 2007	161,669	$29.66	161,669	$45,205,000

In May 2007, we completed the common stock repurchase program we established in August 1996 and expanded in August 1998 to include repurchases of convertible debt. We repurchased 2.9 million shares of common stock for $66.1 million and $8.8 million of convertible debt for $7.2 million during the life of the program. We established a new $50.0 million common stock and convertible debt repurchase program in June 2007.

STOCK PERFORMANCE GRAPH

The following graph compares the percentage change in cumulative total stockholder return on our common stock during the five-year period ending July 31, 2007 with the cumulative total return on the Russell 2000 Index and on the S&P Financials Index. The comparison assumes $100 was invested on July 31, 2002 in each index and all dividends were reinvested. Historical stock price performance is not indicative of future stock price performance.



$220
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
7/02
7/03
7/04
7/05
7/06
7/07
Financial Federal Corporation
Russell 2000
S&P Financials

	7/02	7/03	7/04	7/05	7/06	7/07
Financial Federal Corporation	100.0	104.4	110.9	133.8	141.9	152.7
Russell 2000	100.0	123.1	144.1	179.8	187.5	210.2
S&P Financials	100.0	113.8	127.2	139.6	158.3	163.3

Item 6. Selected Financial Data

The selected five-year financial data presented below (in thousands, except per share amounts) should be read with the information in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations", and our Consolidated Financial Statements and accompanying notes in Item 8, "Financial Statements and Supplementary Data."

Years Ended July 31,	2007	2006	2005	2004	2003
Finance Receivables - Net	$2,104,361	$1,967,588	$1,641,854	$1,436,828	$1,391,735
Total Assets	2,120,074	1,988,344	1,661,845	1,463,918	1,426,082
Total Debt	1,660,600	1,527,661	1,259,700	1,093,700	1,042,276
Stockholders' Equity	387,753	390,379	342,114	303,890	316,396
Finance Income	191,254	162,475	126,643	118,305	130,247
Interest Expense	84,828	67,402	43,748	33,900	43,534
Net Interest Margin	106,426	95,073	82,895	84,405	86,713
Net Income	50,050	43,619	36,652	31,190	30,088
Earnings per Common Share, Diluted	1.90	1.65	1.41	1.15	1.10
Earnings per Common Share, Basic	1.94	1.68	1.44	1.17	1.12
Cash Dividends per Common Share	0.55	0.37	0.20	-	-

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Financial Federal Corporation is an independent financial services company operating in the United States through three wholly owned subsidiaries. We do not have any unconsolidated subsidiaries, partnerships or joint ventures. We also do not have any off-balance sheet assets or liabilities (other than commitments to extend credit), goodwill, other intangible assets or pension obligations, and we are not involved in income tax shelters. We have one fully consolidated special purpose entity we established for our on-balance-sheet asset securitization facility.

We have one line of business. We lend money under installment sale agreements, secured loans and leases (collectively referred to as "finance receivables") to small and medium sized businesses for their equipment financing needs. Finance receivable transactions generally range between $50,000 and $1.5 million, have terms generally ranging between two and five years and provide for monthly payments. The average transaction size is approximately $220,000. We earn revenue solely from interest and other fees and amounts earned on our finance receivables. We need to borrow most of the money we lend; therefore liquidity (money currently available for us to borrow) is important. We borrow from banks and insurance companies and we issue commercial paper to other investors. Approximately 80% of our finance receivables were funded with debt at July 31, 2007.

We focus on (i) maximizing the difference between the rates we earn on our receivables and the rates we incur on our debt ("net interest spread") (ii) maintaining the asset quality of our receivables and (iii) managing our interest rate risk. Interest rates on our finance receivables were 92% fixed and 8% floating, and interest rates on our debt were 45% fixed and 55% floating at July 31, 2007. Therefore, changes in market interest rates affect our profitability significantly. The asset quality of our finance receivables can also affect our profitability significantly. Asset quality can affect finance income, provisions for credit losses and operating expenses through reclassifying receivables to or from non-accrual status, incurring write-downs and incurring costs associated with non-performing assets. We use various strategies to manage our interest rate risk and credit risk.

Our main areas of focus are asset quality, liquidity and interest rate risk. We discuss each in detail in separate sections of this discussion. These areas are integral to our long-term profitability. Our key operating statistics are net charge-offs, loss ratio, non-performing assets, delinquencies, receivables growth, leverage, available liquidity, net interest margin and net interest spread, and expense and efficiency ratios.

Significant events

We repurchased 2.03 million shares of our common stock in fiscal 2007 for $55.0 million paying a $27.05 average price per share and we established a new $50.0 million common stock and convertible debt repurchase program in fiscal 2007. We also increased the amount available under our former repurchase program by $32.6 million. The shares repurchased were 8.0% of total shares outstanding and increased our leverage to 4.3 from 3.9. This is discussed further in the Liquidity and Capital Resources section.

Critical Accounting Policies and Estimates

Accounting principles generally accepted in the United States require judgments, assumptions and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. In Note 1 to the Consolidated Financial Statements, we describe the significant accounting policies and methods we use to prepare the Consolidated Financial Statements. Accounting policies involving significant judgment, assumptions and estimates are considered critical accounting policies and are described below.

Allowance for Credit Losses

The allowance for credit losses on finance receivables is our estimate of losses inherent in our finance receivables at the balance sheet date. The allowance is difficult to determine and requires significant judgment. The allowance is based on total finance receivables, net charge-off experience, non-accrual and delinquent finance receivables and our current assessment of the risks inherent in our finance receivables from national and regional economic conditions, industry conditions, concentrations, the financial condition of customers and guarantors, collateral values and other factors. We may need to change the allowance level significantly if unexpected changes in these conditions or factors occur. Increases in the allowance would reduce net income through higher provisions for credit losses. The allowance was $24.0 million (1.13% of finance receivables) at July 31, 2007 including $0.5 million specifically allocated to impaired receivables.

The allowance includes amounts specifically allocated to impaired receivables and an amount to provide for losses inherent in the remainder of finance receivables (the "general allowance"). We evaluate the fair value of an impaired receivable and compare it to the carrying amount. The carrying amount is the amount the receivable is recorded at when we evaluate the receivable and may include a prior write-down or specific allowance. If our estimate of fair value is lower than the carrying amount, we record a write-down or establish a specific allowance depending on (i) how we determined fair value (ii) how certain we are of our estimate and (iii) the level and type of factors and items other than the primary collateral, such as guarantees and secondary collateral, supporting our fair value estimate.

To estimate the general allowance, we analyze historical write-down activity to develop percentage loss ranges by risk profile. Risk profiles are assigned to receivables based on past due status and the customers' industry. We then adjust the calculated range of losses for expected recoveries and we may also adjust the range for differences between current and historical loss trends and other factors to arrive at the estimated allowance. We record a provision for credit losses if the recorded allowance differs from our current estimate. Although our method is designed to calculate probable losses, because significant estimates are used, the adjusted calculated range of losses may differ from actual losses significantly.

Non-Performing Assets

We record non-accrual (impaired) finance receivables at their current estimated fair value (if less than their carrying amount). We record repossessed equipment (assets received to satisfy receivables) at their current estimated fair value less selling costs (if less than their carrying amount). We estimate fair value of these non-performing assets by evaluating the expected cash flows of impaired receivables and the market value and condition of the collateral or assets. We evaluate market value based on recent sales of similar equipment, used equipment publications, our market knowledge and information from equipment vendors. Unexpected adverse changes in or incorrect estimates of expected cash flows, market value or the condition of collateral or assets, or time needed to sell the equipment would require us to record a write-down. This would lower net income. Non-performing assets totaled $21.2 million (1.0% of finance receivables) at July 31, 2007.

Residual Values

We record residual values on direct financing leases at the lowest of (i) any stated purchase option (ii) the present value at the end of the initial lease term of rentals due under any renewal options or (iii) our projection of the equipment's fair value at the end of the lease. We may not fully realize recorded residual values because of unexpected adverse changes in or incorrect projections of future equipment values. This would lower net income. Residual values totaled $42.9 million (2.0% of finance receivables) at July 31, 2007. Historically, we have realized the recorded residual value on disposition.

Stock-Based Compensation

We record compensation expense for stock options under SFAS No. 123R using the Black-Scholes option pricing model. This model requires us to estimate the expected volatility of the price of our common stock, the expected life of options and the expected dividend rate. SFAS No. 123R also requires us to estimate forfeitures of stock awards. Estimating volatility, expected life, dividend rate and forfeitures requires significant judgment and an analysis of historical data. If actual results differ from our estimates significantly, compensation expense for options and shares of restricted stock and our results of operations could be impacted materially.

Results of Operations

Comparison of Fiscal 2007 to Fiscal 2006

	Years Ended July 31,			
($ in millions, except per share amounts)	2007	2006	$ Change	% Change
Finance income	$191.2	$162.5	$28.7	18%
Interest expense	84.8	67.4	17.4	26
Net finance income before provision for credit losses	106.4	95.1	11.3	12
Provision for credit losses	-	-	-	-
Salaries and other expenses	24.9	23.7	1.2	5
Provision for income taxes	31.4	27.8	3.6	13
Net income	50.1	43.6	6.5	15
Diluted earnings per share	1.90	1.65	0.25	15
Basic earnings per share	1.94	1.68	0.26	15

Net income increased by 15% to $50.1 million in fiscal 2007 from $43.6 million in fiscal 2006. The increase resulted from receivables growth and the higher net yield on finance receivables, partially offset by the effects of higher short-term market interest rates.

Finance income increased by 18% to $191.2 million in fiscal 2007 from $162.5 million in fiscal 2006. The increase resulted from the 13% increase in average finance receivables ($240.0 million) to $2.07 billion in fiscal 2007 from $1.83 billion in fiscal 2006 and, to a lesser extent, the higher net yield on finance receivables. The net yield on finance receivables increased to 9.25% in fiscal 2007 from 8.89% in fiscal 2006 as a result of higher market interest rates.

Interest expense (incurred on debt used to fund finance receivables) increased by 26% to $84.8 million in fiscal 2007 from $67.4 million in fiscal 2006. The increase resulted from the 14% ($194.0 million) increase in average debt and higher short-term market interest rates. Increases in short-term market interest rates raised our cost of debt to 5.36% in fiscal 2007 from 4.85% in fiscal 2006.

Net finance income before provision for credit losses on finance receivables increased by 12% to $106.4 million in fiscal 2007 from $95.1 million in fiscal 2006. Net interest margin (net finance income before provision for credit losses expressed as a percentage of average finance receivables) decreased to 5.15% in fiscal 2007 from 5.20% in fiscal 2006.

We did not record provisions for credit losses on finance receivables in fiscal 2007 and 2006. The provision for credit losses is the amount needed to change the allowance for credit losses to our estimate of losses inherent in finance receivables. We did not need to increase the allowance because of continued low net charge-offs and continued strong asset quality, and we did not need to reduce it because of receivables growth. Net charge-offs (write-downs of finance receivables less recoveries) were $108,000 in fiscal 2007 and $125,000 in fiscal 2006, and the loss ratio (net charge-offs expressed as a percentage of average finance receivables) was less than 0.01% in fiscal 2007 and fiscal 2006.

Salaries and other expenses increased by 5% to $24.9 million in fiscal 2007 from $23.7 million in fiscal 2006. The increase resulted from fewer recoveries of costs associated with non-performing assets and higher salary expense. Salary expense increased because of higher salaries. The expense ratio (salaries and other expenses expressed as a percentage of average finance receivables) improved to 1.21% in fiscal 2007 from 1.30% in fiscal 2006 because the percentage increase in average receivables exceeded the percentage increase in expenses. The efficiency ratio (expense ratio expressed as a percentage of net interest margin) improved to 23.4% in fiscal 2007 from 24.9% in fiscal 2006 because the percentage increase in net finance income before provision for credit losses exceeded the percentage increase in expenses.

The provision for income taxes increased to $31.4 million in fiscal 2007 from $27.8 million in fiscal 2006. The increase resulted from the increase in income before income taxes, partially offset by the decrease in our effective tax rate to 38.6% in fiscal 2007 from 38.9% in fiscal 2006. Our effective tax rate decreased because of the new Texas income tax law effective for fiscal 2007 and the overall decrease in our state effective income tax rate.

Diluted earnings per share increased by 15% to $1.90 per share in fiscal 2007 from $1.65 per share in fiscal 2006, and basic earnings per share increased by 15% to $1.94 per share in fiscal 2007 from $1.68 per share in fiscal 2006. The percentage increases in diluted and basic earnings per share were the same as the percentage increase in net income because the effect of the 2.0 million shares repurchased in fiscal 2007 and the effect of stock option exercises offset.

Comparison of Fiscal 2006 to Fiscal 2005

	Years Ended July 31,			
($ in millions, except per share amounts)	2006	2005	$ Change	% Change
Finance income	$162.5	$126.6	$35.9	28%
Interest expense	67.4	43.7	23.7	54
Net finance income before provision for credit losses	95.1	82.9	12.2	15
Provision for credit losses	-	1.5	(1.5)	(100)
Salaries and other expenses	23.7	21.5	2.2	10
Provision for income taxes	27.8	23.2	4.6	19
Net income	43.6	36.7	6.9	19
Diluted earnings per share	1.65	1.41	0.24	17
Basic earnings per share	1.68	1.44	0.24	17

Net income increased by 19% to $43.6 million in fiscal 2006 from $36.7 million in fiscal 2005. The increase resulted from receivables growth of 18%, the higher net yield on finance receivables and strong asset quality, partially offset by the effects of significantly higher short-term market interest rates and higher salary expense.

Finance income increased by 28% to $162.5 million in fiscal 2006 from $126.6 million in fiscal 2005. The increase resulted from the 18% increase in average finance receivables ($282.0 million) to $1.82 billion in fiscal 2006 from $1.54 billion in fiscal 2005 and the higher net yield on finance receivables. Higher market interest rates, an increase in non-interest finance income (includes late charges, prepayment premiums and other fees) and lower non-accrual receivables raised the net yield on finance receivables to 8.89% in fiscal 2006 from 8.20% in fiscal 2005.

Interest expense (incurred on debt used to fund finance receivables) increased by 54% to $67.4 million in fiscal 2006 from $43.7 million in fiscal 2005. The increase resulted from higher average short-term market interest rates and the 20% ($236.0 million) increase in average debt. Increases in short-term market interest rates, partially offset by the lower weighted-average rate on our fixed rate term debt and lower credit spreads (the difference between the interest rates on our debt and the underlying market interest rates) raised our cost of debt to 4.85% in fiscal 2006 from 3.79% in fiscal 2005.

Net finance income before provision for credit losses on finance receivables increased by 15% to $95.1 million in fiscal 2006 from $82.9 million in fiscal 2005. Net interest margin decreased to 5.20% in fiscal 2006 from 5.37% in fiscal 2005 because of the significant increase in short-term market interest rates.

We did not record a provision for credit losses on finance receivables in fiscal 2006 because of low net charge-offs, continued strong asset quality and receivables growth. The provision was $1.5 million in fiscal 2005. We did not need to increase the allowance because of the low amount of net charge-offs and continued strong asset quality, and we did not need to reduce it because of the significant growth in receivables. Net charge-offs decreased to $125,000 in fiscal 2006 from $1.4 million in fiscal 2005. The loss ratio decreased to 0.01% in fiscal 2006 from 0.09% in fiscal 2005. Net charge-offs decreased because of significantly fewer non-accrual receivables.

Salaries and other expenses increased by 10% to $23.7 million in fiscal 2006 from $21.5 million in fiscal 2005. The increase resulted from increased salary expense and, to a lesser extent, general increases in other operating expenses from strong receivables growth, partially offset by cost savings from significantly fewer non-performing assets. Salary expense increased because of higher salaries, an increase in the number of employees and because SFAS No. 123R required us to record $0.7 million of compensation expense for stock options in fiscal 2006. The expense ratio improved to 1.30% in fiscal 2006 from 1.39% in fiscal 2005 because the rate of receivables growth exceeded the percentage increase in expenses. The efficiency ratio improved to 24.9% in fiscal 2006 from 25.9% in fiscal 2005 because the percentage increase in net finance income exceeded the percentage increase in expenses.

The provision for income taxes increased to $27.8 million in fiscal 2006 from $23.2 million in fiscal 2005. The increase resulted from the increase in income before income taxes, and to a lesser extent, the slight increase in our effective tax rate to 38.9% in fiscal 2006 from 38.8% in fiscal 2005. Our effective tax rate increased because tax benefits (reductions of the provision for income taxes) cannot be recorded on the $0.6 million of expense for incentive stock options not exercised and not sold in fiscal 2006. This was partially offset by the $120,000 tax benefit we recorded from the change in Texas tax law enacted in our fourth quarter of fiscal 2006. Our fiscal 2006 effective tax rate would have been 38.8% excluding the effects of these two items.

Diluted earnings per share increased by 17% to $1.65 per share in fiscal 2006 from $1.41 per share in fiscal 2005, and basic earnings per share increased by 17% to $1.68 per share in fiscal 2006 from $1.44 per share in fiscal 2005. The percentage increases in diluted and basic earnings per share were lower than the percentage increase in net income because the average price of our common stock was 14% higher in fiscal 2006 and there were more shares of common stock outstanding in fiscal 2006 from stock option exercises and awards of restricted stock.

Compensation expense recorded for stock options under SFAS No. 123R reduced net income by $0.9 million, reduced diluted earnings per share by $0.03 and reduced basic earnings per share by $0.04 in fiscal 2006.

Finance Receivables and Asset Quality

We discuss trends and characteristics of our finance receivables and our approach to managing credit risk in this section. The key aspect is asset quality. Asset quality statistics measure our underwriting standards, skills and policies and procedures and can indicate the direction and levels of future net charge-offs and non-performing assets.

($ in millions)	July 31, 2007*	July 31, 2006*	$ Change	% Change
Finance receivables	$2,128.4	$1,991.7	$136.7	7%
Allowance for credit losses	24.0	24.1	(0.1)	-
Non-performing assets	21.2	14.6	6.6	45
Delinquent finance receivables	9.9	8.6	1.3	14
Net charge-offs	0.1	0.1	-	(14)
As a percentage of receivables:				
Allowance for credit losses	1.13%	1.21%		
Non-performing assets	0.99	0.73		
Delinquent finance receivables	0.46	0.43		
Net charge-offs	0.01	0.01		

* *as of and for the year ended*

Finance receivables grew 7% ($137 million) during fiscal 2007 to $2.13 billion at July 31, 2007 from $1.99 billion at July 31, 2006. Finance receivables comprise installment sale agreements and secured loans (collectively referred to as loans) and direct financing leases. Loans were 90% ($1.93 billion) of finance receivables and leases were 10% ($203 million) at July 31, 2007.

Finance receivables originated in fiscal 2007 and 2006 were $1.21 billion and $1.34 billion, respectively. Originations decreased because the strong demand for equipment financing eased due to general economic conditions and because the trucking industry is experiencing a significant slowdown in sales of heavy duty trucks. Finance receivables collected in fiscal 2007 and 2006 were $1.06 billion and $998 million, respectively. Collections increased because of higher average finance receivables.

Our primary focus is the credit quality of our receivables. We manage our credit risk by using disciplined and sound underwriting policies and procedures, by monitoring our receivables closely and by handling non-performing accounts effectively. Our underwriting policies and procedures require a first lien on equipment financed. We focus on financing equipment with a remaining useful life longer than the term financed, historically low levels of technological obsolescence, use in more than one type of business, ease of access and transporting, and broad, established resale markets. Securing our receivables with equipment possessing these characteristics can mitigate potential net charge-offs. We may also obtain additional equipment or other collateral, third-party guarantees, advance payments or hold back a portion of the amount financed. We do not finance or lease aircraft or railcars, computer related equipment, telecommunications equipment or equipment located outside the United States, and we do not lend to consumers.

Our underwriting policies limit our credit exposure with any customer. The limit was $40.0 million at July 31, 2007. Our ten largest customers accounted for 5.9% ($126.0 million) of total finance receivables at July 31, 2007.

Our allowance for credit losses was $24.0 million at July 31, 2007 and $24.1 million at July 31, 2006. The allowance level declined to 1.13% of finance receivables at July 31, 2007 from 1.21% at July 31, 2006 because of continued low net charge-offs, favorable asset quality and receivables growth. We determine the allowance quarterly based on our analysis of historical losses and the past due status of receivables adjusted for expected recoveries and any differences between current and historical loss trends and other factors.

Net charge-offs of finance receivables (write-downs less recoveries) were $108,000 in fiscal 2007 and $125,000 in fiscal 2006 and the loss ratios were 0.01%. Net charge-offs remained low because of low non-performing assets.

The net investments in non-accrual (impaired) finance receivables, repossessed equipment (assets received to satisfy receivables), total non-performing assets and delinquent finance receivables (transactions with more than a nominal portion of a contractual payment 60 or more days past due) follow ($ in millions):

July 31,	2007	2006
Non-accrual finance receivables *	$18.8	$13.8
Repossessed equipment	2.4	0.8
Total non-performing assets	$21.2	$14.6
Delinquent finance receivables	$ 9.9	$ 8.6
Percentage of non-accrual receivables not delinquent	69%	54%

* *before specifically allocated allowance of $0.5 million at July 31, 2007 and $0.3 million at July 31, 2006*

Delinquent receivables, non-accrual receivables and repossessed equipment increased during fiscal 2007 but are still at favorable levels. We expect continued moderate increases in these amounts. Also, because our asset quality statistics remained below expected levels, they could worsen significantly if receivables from our larger customers become delinquent, impaired or repossessed even though the overall trend may remain positive.

Our finance receivables reflect industry and geographic concentrations of credit risk. These concentrations result from customers having similar economic characteristics that could cause their ability to repay us to be similarly affected by changes in economic or other conditions. At July 31, 2007, our industry concentrations were construction related-44%, road transportation-40% and refuse-11% and our U.S. regional geographic concentrations were Southwest-28%, Southeast-27%, Northeast-16%, West-15% and Central-14%.

Liquidity and Capital Resources

We describe our need for raising capital (debt and equity), our need for a substantial amount of liquidity (money currently available for us to borrow), our approach to managing liquidity and our current funding sources in this section. Key indicators are leverage (the number of times debt exceeds equity), available liquidity, credit ratings and debt diversification. Our leverage is low for a finance company, we have been successful in issuing debt, we have ample liquidity available and our debt is diversified with maturities staggered over seven years.

Liquidity and access to capital are vital to our operations and growth. We need continued availability of funds to originate or acquire finance receivables and to repay debt. To ensure we have enough liquidity, we project our financing needs based on estimated receivables growth and maturing debt, we monitor capital markets closely and we diversify our funding sources. Funding sources available to us include operating cash flow, private and public issuances of term debt, conduit and term securitizations of finance receivables, committed unsecured revolving bank credit facilities, dealer placed and direct issued commercial paper and sales of common and preferred equity. We believe our liquidity sources are diversified, and we are not dependent on any funding source or provider.

Our term notes are rated 'BBB+' by Fitch Ratings, Inc. ("Fitch", a Nationally Recognized Statistical Ratings Organization) and our commercial paper is rated 'F2' by Fitch. As a condition of our 'F2' credit rating, commercial paper outstanding is limited to the unused amount of our bank credit facilities. Fitch affirmed its investment grade ratings on our debt in January 2007 and maintained its stable outlook. Our access to capital markets and our credit spreads are partly dependent on these investment grade credit ratings.

We had $240.3 million available to borrow under our bank credit facilities (after subtracting commercial paper outstanding) at July 31, 2007. Our asset securitization facility could also be increased by $346.0 million and we believe we can issue more term notes. We believe, but cannot assure, sufficient capital is available to us to sustain our future operations and growth.

Our major operating subsidiary's debt agreements have restrictive covenants including limits on its indebtedness, encumbrances, investments, dividends and other distributions to us, sales of assets, mergers and other business combinations, capital expenditures, interest coverage and net worth. We were in compliance with all debt covenants and restrictions at July 31, 2007. None of the agreements have a material adverse change clause.

Debt increased by 9% ($133 million) to $1.66 billion at July 31, 2007 from $1.53 billion at July 31, 2006 and stockholders' equity decreased by 1% ($2.6 million) to $387.8 million at July 31, 2007 from $390.4 million at July 31, 2006 because we repurchased $54.9 million of common stock in fiscal 2007. Therefore, leverage (debt-to-equity ratio) increased to 4.3 at July 31, 2007 from 3.9 at July 31, 2006. Our leverage is still considered low allowing for substantial asset growth and additional equity repurchases. Historically, our leverage has not exceeded 5.5 which is also considered low for a finance company.

Debt comprised the following ($ in millions):

	July 31, 2007		July 31, 2006	
	Amount	Percent	Amount	Percent
Term notes	$ 723.3	43%	$ 664.5	43%
Asset securitization financings	425.0	26	425.0	28
Convertible debentures	175.0	11	175.0	11
Borrowings under bank credit facilities	50.0	3	149.7	10
Commercial paper	289.7	17	118.9	8
Total principal	1,663.0	100%	1,533.1	100%
Fair value adjustment of hedged debt	(2.4)		(5.4)	
Total debt	$1,660.6		$1,527.7	

Term Notes

We issued $125.0 million of fixed rate term notes in April 2007. The notes comprise $75.0 million of five-year, 5.48% notes and $50.0 million of seven-year, 5.57% notes due at maturity in April 2012 and 2014. We will pay interest semiannually. We repaid bank and securitization borrowings and repurchased common stock with the proceeds.

We repaid $56.3 million of term notes at maturity with fixed rates ranging from 5.92% and 6.23% and we converted a $10.0 million floating rate term note due in fiscal 2008 to a $15.0 million three-year committed unsecured revolving bank credit facility in fiscal 2007.

Asset Securitization Financings

We have a $425.0 million asset securitization facility. We established the facility in July 2001. The facility provides for committed revolving financing for one year. The facility was renewed a sixth time in April 2007 and expires in April

2008. If the facility is not renewed again, we could convert borrowings into term debt. The term debt would be repaid monthly from collections of securitized receivables and would be repaid by February 2010 based on the contractual payments of the $480.0 million of securitized receivables at July 31, 2007.

Borrowings under the facility are limited to 94% of eligible securitized receivables. Securitized receivables ninety or more days past due, classified as impaired or subject to a bankruptcy, or whose terms are outside of defined limits, are ineligible to be borrowed against. The facility also restricts the amount of net charge-offs of securitized receivables and the amount of delinquent securitized receivables. The facility would terminate if these restrictions are exceeded, and borrowings outstanding would then be repaid monthly from collections of securitized receivables.

The unsecured debt agreements of our major operating subsidiary allow 40% of its finance receivables to be securitized ($848.0 million at July 31, 2007). Therefore, we could securitize an additional $368.0 million of finance receivables at July 31, 2007.

Convertible Debentures

The debentures are due at maturity in April 2034, but we can redeem them anytime starting in April 2009 by paying the principal amount in cash and debenture holders can require us to repurchase them on each five-year anniversary of issuance or when a specified corporate transaction occurs by paying the principal amount in cash. Debenture holders can also convert the debentures into cash and common stock before maturity as discussed below. The market value of the debentures was 110.7% of their principal amount at July 31, 2007.

The debentures can only be converted (i) in any fiscal quarter when the closing price of our common stock is at least 30% higher than the conversion price for at least 20 of the last 30 trading days of the prior fiscal quarter (the "market price condition") (ii) if the debentures are rated 'BB' or lower by Fitch (three ratings levels lower than the initial rating) (iii) if we call the debentures for redemption or (iv) if a specified corporate transaction occurs. No event allowing for the debentures to be converted has occurred through July 31, 2007. The market price condition would have been met at July 31, 2007 if the price of our common stock closed above $36.69 for the required period. The closing price of our common stock was $28.35 on July 31, 2007.

The debentures can only convert into shares of our common stock when their value exceeds their principal amount because we irrevocably elected in fiscal 2005 to pay the value of converted debentures, not exceeding the principal amount, in cash instead of issuing shares of our common stock. Their value equals the number of convertible shares multiplied by the market value of our common stock. There are 6.2 million convertible (but not issuable) shares, the adjusted conversion price is $28.22 per share and the adjusted conversion rate is 35.43 shares for each $1,000 of principal. If the value of converted debentures exceeds their principal amount, shares of common stock needed to pay the value over principal would equal the difference between the conversion date price of our common stock and the conversion price, divided by the conversion date price and multiplied by the number of convertible shares. The conversion rate and number of convertible shares increase and the conversion price decreases when we pay dividends on our common stock.

Bank Credit Facilities

We have $580.0 million of committed unsecured revolving credit facilities from eleven banks (a $110.0 million increase from July 31, 2006). This includes $500.0 million of facilities with original terms ranging from two to five years and $80.0 million of facilities with an original term of one year. These facilities range from $15.0 million to $110.0 million. In fiscal 2007, $142.5 million of one year facilities were converted into multi-year facilities. Borrowings under these facilities can mature between 1 and 270 days. Borrowings outstanding at July 31, 2007 matured August 1, 2007. The multi-year facilities expire as follows (in millions):

Fiscal:	2009	2010	2011	2012	2013
	$45.0	$110.0	$55.0	$265.0	$25.0

These committed facilities are a low-cost source of funds and support our commercial paper program. We can borrow the full amount under each facility. None of the facilities are for commercial paper back-up only and the facilities do not have usage fees. These facilities may be renewed, extended or increased before they expire.

Bank credit facility activity is summarized below ($ in millions):

Years Ended July 31,	2007		2006	
	Amount	# of Banks	Amount	# of Banks
Total - beginning of year	$470.0	9	$395.0	9
New	65.0	2	50.0	1
Expired not renewed	-	-	(15.0)	1
Increased	45.0	2	40.0	3
Total - end of year	$580.0	11	$470.0	9
Renewed at expiration	$222.5		$197.5	
Term extended before expiration	$230.0		$152.5	

Commercial Paper

We issue commercial paper direct and through a $500.0 million program with maturities between 1 and 270 days. We increased the program in fiscal 2007 from $350.0 million. The combined amount of commercial paper and bank borrowings ($339.7 million July 31, 2007) was limited to $580.0 million because commercial paper outstanding can not exceed the unused amount of our bank credit facilities. Commercial paper outstanding increased in fiscal 2007 because we added a commercial paper dealer.

Information on the combined amounts of bank borrowings and commercial paper follows (in millions):

Years Ended July 31,	2007	2006	2005
Maximum outstanding during the year	$393.7	$351.3	$307.0
Average outstanding during the year	329.6	257.3	177.7
Outstanding at end of year	339.7	268.6	307.0

Contractual Obligations

Our long-term contractual obligations and other information at July 31, 2007 are summarized below ($ in millions):

	Payments Due by Fiscal Years						
	2008	2009	2010	2011	2012	2013-2014	Total
Term notes	$123.3	$ -	$ 225.0	$ 210.0	$ 75.0	$ 90.0	$723.3
Convertible debentures	-	175.0	-	-	-	-	175.0
Operating leases	1.3	1.4	1.1	1.1	0.5	0.1	5.5
Other long-term liability reflected on the balance sheet under GAAP	0.4	0.1	0.1	-	-	-	0.6
Total payments	$125.0	$ 176.4	$ 226.2	$ 211.1	$ 75.5	$ 90.1	$904.4
Percentage	14%	20%	25%	23%	8%	10%	100%
Other debt	$764.7	-	-	-	-	-	$764.7
Cumulative payments	$889.7	$1,066.1	$1,292.3	$1,503.4	$1,578.9	$1,669.1	
Cumulative scheduled collections of finance receivables	$771.2	$1,369.4	$1,797.4	$2,023.5	$2,111.9	$2,128.4	

The weighted-average maturity of our term debt (term notes and convertible debentures) was 3.0 years at July 31, 2007 and 3.3 years at July 31, 2006. Term notes and convertible debentures are discussed in Note 3 to the Consolidated Financial Statements and operating leases in Note 10. The other long-term liability is deferred compensation owed to an executive officer and our former CEO's beneficiary. Other debt is asset securitization financings, bank borrowings and commercial paper. As shown in the table, after one year, cumulative scheduled collections of finance receivables exceed cumulative payments under contractual obligations.

Stockholders' Equity

We established a new $50.0 million common stock and convertible debt repurchase program in fiscal 2007 after completing our former program. We also increased the amount available under our former program by $32.6 million in fiscal 2007. We repurchased 2.0 million shares of our common stock for $54.5 million at an average price of $27.05 per share in fiscal 2007 under these programs. We financed the repurchases with the proceeds from the seven-year fixed rate term notes issued in April 2007 and borrowings under bank credit facilities. We also received 17,500 shares of common stock from employees in fiscal 2007 at an average price of $26.70 per share for payment of income tax we were required to withhold on vested shares of restricted stock. We retired all shares repurchased and received in fiscal 2007. There was $45.2 million available for future repurchases under the new program at July 31, 2007. The new program does not have a set expiration.

We paid $14.8 million of cash dividends and we received $9.6 million from stock option exercises and tax benefits from stock-based awards in fiscal 2007.

Market Interest Rate Risk and Sensitivity

We discuss how changes in market interest rates affect our net interest spread and how we manage interest rate risk in this section. Net interest spread (net yield of finance receivables less cost of debt) is an integral part of a finance company's profitability and is calculated below:

Years Ended July 31,	2007	2006	2005
Net yield of finance receivables	9.25%	8.89%	8.20%
Cost of debt	5.36	4.85	3.79
Net interest spread	3.89%	4.04%	4.41%

Our net interest spread was 0.15% (15 basis points) lower in fiscal 2007 compared to fiscal 2006 because the effects of increases in short-term market interest rates during fiscal 2006 on our cost of debt in fiscal 2007 exceeded the increase in the net yield of finance receivables. This is an expected result of an inverted yield curve as discussed below.

Our net interest spread is sensitive to changes in short-term and long-term market interest rates (includes LIBOR, rates on U.S. Treasury securities, money-market rates, swap rates and the prime rate). Increases in short-term rates reduce our net interest spread (this occurred during our prior two fiscal years and continued to affect us in fiscal 2007) and decreases in short-term rates increase our net interest spread because our floating rate debt (includes short-term debt) exceeds our floating rate finance receivables by a significant amount. Interest rates on our debt change faster than the yield on our receivables because 55% of our debt is floating rate compared to floating rate finance receivables of only 8%. Our net interest spread is also affected when the differences between short-term and long-term rates change. Long-term rates normally exceed short-term rates. When this excess narrows (resulting in a "flattening yield curve") or when short-term rates exceed long-term rates (an "inverted yield curve"), our net interest spread should decrease and when the yield curve widens our net interest spread should increase because the rates we charge our customers are partially determined by long-term market interest rates and rates on our floating rate debt are largely determined by short-term market interest rates. We can mitigate the effects of an inverted yield curve by issuing long-term fixed rate debt. The yield curve was inverted during most of fiscal 2007.

Short-term market interest rates changed little in fiscal 2007 after rising substantially and consistently over the prior two years. As a result, our cost of debt remained flat during the year. Long-term market interest rates increased during the latter part of fiscal 2007 reversing the inverted yield curve. Higher long-term market interest rates will increase the cost of future issuances of fixed-rate term debt and could also result in higher yields on finance receivables.

Our income is subject to the risk of rising short-term market interest rates and a flat or inverted yield curve at July 31, 2007 because floating rate debt exceeded floating rate receivables by $739.4 million (see the table below). The terms and prepayment experience of our fixed rate receivables mitigate this risk. Finance receivables are collected monthly over short terms of two to five years and have been accelerated by prepayments. At July 31, 2007, $694.0 million (35%) of fixed rate finance receivables are scheduled to be collected in one year and the weighted-average remaining life of fixed rate finance receivables excluding prepayments is approximately twenty months. Historically, annual collections have exceeded 50% of average receivables. We do not match the maturities of our debt to our finance receivables. The fixed and floating rate amounts and percentages of our finance receivables and capital at July 31, 2007 follow ($ in millions):

	Fixed Rate		Floating Rate		
	Amount	Percent	Amount	Percent	Total
Finance receivables	$1,959.8	92%	$168.6	8%	$2,128.4
Debt (principal)	$ 755.0	45%	$908.0	55%	$1,663.0
Stockholders' equity	387.8	100	-	-	387.8
Total debt and equity	$1,142.8	56%	$908.0	44%	$2,050.8

Floating rate debt comprises asset securitization financings, commercial paper, floating rate swaps of fixed rate notes and bank borrowings, and reprices (interest rate changes based on current short-term market interest rates) at July 31, 2007 as follows: $718.8 million (79%) within one month, $177.4 million (20%) in two to three months and $11.8 million (1%) in four to six months. The repricing frequency of floating rate debt follows (in millions):

	Amount	Repricing Frequency
Asset securitization financings	$425.0	generally daily
Commercial paper	289.7	1 to 90 days (20 day average)
Floating rate swaps of fixed rate notes	143.3	semiannually (150 day average)
Bank borrowings	50.0	generally daily

We quantify interest rate risk by calculating the effect on net income of a hypothetical, immediate 100 basis point (1.0%) rise in market interest rates. This hypothetical change in rates would reduce annual net income by approximately $2.7 million at July 31, 2007 based on scheduled repricings of floating rate debt, fixed rate debt maturing within one year and the expected effects on the yield of new receivables. This amount increases to $4.3 million excluding the expected increase in the yield of new receivables. We believe these amounts are acceptable considering the cost of floating rate debt has been historically lower than fixed rate debt. These hypothetical reductions of annual net income at July 31, 2006 were $2.7 million or $4.2 million. Actual future changes in market interest rates and the effect on net income may differ materially from these amounts. Other factors that may accompany an actual immediate 100 basis point rise in market interest rates were not considered in the calculation.

We monitor and manage our exposure to potential adverse changes in market interest rates with derivative financial instruments and by changing the proportion of our fixed and floating rate debt. We may use derivatives to hedge our exposure to interest rate risk on existing debt and debt expected to be issued. We do not speculate with or trade derivatives.

We entered into interest rate locks (in the form of forward starting interest rate swaps) with a total notional amount of $100.0 million with three banks in September 2006. The rate locks had a March 2007 expiration. We designated the rate locks as cash flow hedges of our anticipated issuance of fixed rate term notes hedging the risk of higher interest payments on the notes for the first five years from increases in market interest rates before the notes were issued. We received $1.0 million when we terminated the rate locks in January 2007.

We entered into another interest rate lock (also a forward starting interest rate swap) with a notional amount of $50.0 million with a bank in March 2007 with an April 2007 expiration. We designated it as a cash flow hedge of the same anticipated fixed rate term notes issuance originally hedged in September 2006. We hedged these notes again because applicable market interest rates declined more than 0.40% (40 basis points) after we terminated the initial rate locks. We terminated this rate lock in April 2007 when the hedged notes were issued and we received $169,000. All of the rate locks were determined to be highly effective.

The amount of the gains on these rate locks relating to hedge ineffectiveness was $100,000. We recorded this amount as a reduction of interest expense in fiscal 2007. We recorded the $1.1 million effective amount of these gains in stockholders' equity as accumulated other comprehensive income net of deferred income tax of $0.4 million. We are reclassifying this after-tax amount into net income over five years (the term of the notes issued) by reducing interest expense and deferred income tax. These rate locks effectively lowered the interest rate on the fixed rate notes issued in April 2007 by 0.20% (20 basis points).

We also have fixed to floating interest rate swaps with a total notional amount of $143.3 million at July 31, 2007 and 2006. The swaps effectively convert fixed rate term notes into floating rate term notes. Semiannually, we receive fixed amounts from the swap counterparty banks equal to the interest we pay on the hedged fixed rate notes, and we pay amounts to the swap counterparty banks equal to the swaps' floating rates multiplied by the swaps' notional amounts. The swaps' floating rates change semiannually to a fixed amount over six-month LIBOR (5.33% at July 31, 2007). The swaps increased interest expense by $3.0 million in fiscal 2007 and by $1.6 million in fiscal 2006. The weighted-average pay rate of 6.90% at July 31, 2007 exceeded the 4.88% weighted-average receive rate by 202 basis points (2.02%). The weighted-average remaining term of the swaps at July 31, 2007 is one year. Information for each swap at July 31, 2007 follows:

Issued	Expires	Notional Amount	Fixed Receive Rate	Floating Pay Rate	Reprices
April 2003	April 2010	$12.5	4.96%	6.51%	October 2007
July 2003	April 2008	25.0	4.37	6.14	October 2007
July 2003	June 2008	12.5	4.37	6.84	October 2007
July 2003	June 2008	25.0	4.37	6.65	October 2007
July 2003	June 2010	12.5	4.96	6.82	October 2007
August 2003	April 2008	24.5	4.37	6.05	October 2007
April 2004	August 2007	31.3	6.23	8.58	

New Accounting Standards

The Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB 109", ("FIN No. 48") in July 2006. FIN No. 48 requires companies to determine if any tax positions taken on their income tax returns lowering the amount of tax currently due would more likely than not be allowed by a taxing authority. If tax positions pass the more-likely-than-not test, companies then record benefits from them only equal to the highest amount having a greater than 50% chance of being realized assuming the tax positions would be challenged by a taxing authority. No benefits would be recorded for tax positions failing the more-likely-than-not test. Tax benefits include income tax savings and the related interest expense savings. Whether tax positions pass the test or not, adopting FIN No. 48 could result in additional income tax provisions or expenses for any interest and penalties on potential underpayments of income tax, or both. FIN No. 48 is effective in the first quarter of fiscal years beginning after December 15, 2006. We must start applying it in the first quarter of fiscal 2008. We are still evaluating its affects on our consolidated financial statements. The Internal Revenue Service completed their audit of our fiscal 2005 and 2004 consolidated income tax returns in July 2007 and made no changes to the tax reported.

The FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements", ("SFAS No. 157") in September 2006. SFAS No. 157 defines fair value (replacing all prior definitions) and creates a framework to measure fair value, but does not create any new fair value measurements. SFAS No. 157 is effective in the first quarter of fiscal years beginning after November 15, 2007. It will become effective for us on August 1, 2008. We are evaluating how it may affect our consolidated financial statements.

The FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" in February 2007. SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value at specified election dates and to report unrealized gains and losses on these items in earnings at each subsequent reporting date. SFAS No. 159 is effective in the first quarter of fiscal years beginning after November 15, 2007. It will become effective for us on August 1, 2008. We are evaluating how it may affect our consolidated financial statements.

Forward-Looking Statements

Statements in this report contain the words or phrases "can be," "expect," "anticipate," "may," "believe," "estimate," "intend," "could," "should," "would," "if" and similar words and phrases are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are subject to various known and unknown risks and uncertainties and any forward-looking information provided by us or on our behalf is not a guarantee of future performance. Our actual results could differ from those anticipated by forward-looking statements materially because of the uncertainties and risks described in "Part I, Item 1A Risk Factors" and other sections of this report. These risk factors include (i) an economic slowdown (ii) the inability to collect finance receivables and the sufficiency of the allowance for credit losses (iii) the inability to obtain capital or maintain liquidity (iv) rising short-term market interest rates and adverse changes in the yield curve (v) increased competition (vi) the inability to retain key employees and (vii) adverse conditions in the construction and road transportation industries. Forward-looking statements apply only as of the date made and we are not required to update forward-looking statements for future or unanticipated events or circumstances.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

See Item 7, Market Interest Rate Risk and Sensitivity.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Financial Federal Corporation:

We have audited the accompanying consolidated balance sheets of Financial Federal Corporation and subsidiaries (the "Company" or "Financial Federal") as of July 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended July 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Financial Federal as of July 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 2007, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Financial Federal's internal control over financial reporting as of July 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated September 24, 2007 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

New York, New York
September 24, 2007

FINANCIAL FEDERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except par value)

July 31,	2007	2006
ASSETS		
Finance receivables	$2,128,353	$1,991,688
Allowance for credit losses	(23,992)	(24,100)
Finance receivables - net	2,104,361	1,967,588
Cash	5,861	8,143
Other assets	9,852	12,613
TOTAL ASSETS	$2,120,074	$1,988,344
LIABILITIES		
Debt:		
Long-term ($5,700 at July 31, 2007 and 2006 owed to related parties)	$1,335,850	$1,252,350
Short-term	324,750	275,311
Accrued interest, taxes and other liabilities	45,953	50,593
Deferred income taxes	25,768	19,711
Total liabilities	1,732,321	1,597,965
STOCKHOLDERS' EQUITY		
Preferred stock - $1 par value, authorized 5,000 shares	-	-
Common stock - $.50 par value, authorized 100,000 shares, shares issued and outstanding (net of 1,696 treasury shares): 25,760 at July 31, 2007 and 27,216 at July 31, 2006	12,880	13,608
Additional paid-in capital	129,167	123,091
Retained earnings	244,646	253,128
Accumulated other comprehensive income	1,060	552
Total stockholders' equity	387,753	390,379
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,120,074	$1,988,344

See accompanying notes to consolidated financial statements

FINANCIAL FEDERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

(In thousands, except per share amounts)

Years Ended July 31,	2007	2006	2005
Finance income	$191,254	$162,475	$126,643
Interest expense	84,828	67,402	43,748
Net finance income before provision for credit losses on finance receivables	106,426	95,073	82,895
Provision for credit losses on finance receivables	-	-	1,500
Net finance income	106,426	95,073	81,395
Salaries and other expenses	24,945	23,676	21,477
Income before income taxes	81,481	71,397	59,918
Provision for income taxes	31,431	27,778	23,266
NET INCOME	$ 50,050	$ 43,619	$ 36,652
EARNINGS PER COMMON SHARE:			
Diluted	$ 1.90	$ 1.65	$ 1.41
Basic	$ 1.94	$ 1.68	$ 1.44

See accompanying notes to consolidated financial statements

FINANCIAL FEDERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Capital	Earnings	Income	Total
BALANCE - JULY 31, 2004	25,903	$12,952	$101,920	$189,018	$ -	$303,890
Net income	-	-	-	36,652	-	36,652
Stock repurchased (42 shares retired and 24 shares held in treasury)	(66)	(33)	(1,024)	(599)	-	(1,656)
Stock plan activity:						
Shares issued	394	197	4,695	(66)	-	4,826
Compensation recognized	-	-	2,630	-	-	2,630
Tax benefits	-	-	1,005	-	-	1,005
Common stock cash dividends	-	-	-	(5,233)	-	(5,233)
BALANCE - JULY 31, 2005	26,231	13,116	109,226	219,772	-	342,114
Net income	-	-	-	43,619	-	43,619
Unrealized gain on cash flow hedge, net of tax	-	-	-	-	589	589
Reclassification adjustment for realized gain included in net income, net of tax	-	-	-	-	(37)	(37)
Comprehensive income						44,171
Stock repurchased (retired)	(28)	(14)	(527)	(266)	-	(807)
Stock plan activity:						
Shares issued	1,017	508	6,343	(52)	-	6,799
Compensation recognized	-	-	6,265	-	-	6,265
Excess tax benefits	-	-	1,784	-	-	1,784
Common stock cash dividends	-	-	-	(9,838)	-	(9,838)
Cash paid for fractional shares	(4)	(2)	-	(107)	-	(109)
BALANCE - JULY 31, 2006	27,216	13,608	123,091	253,128	552	390,379
Net income	-	-	-	50,050	-	50,050
Unrealized gain on cash flow hedge, net of tax	-	-	-	-	720	720
Reclassification adjustment for realized gain included in net income, net of tax	-	-	-	-	(212)	(212)
Comprehensive income						50,558
Stock repurchased (retired)	(2,031)	(1,016)	(10,188)	(43,744)	-	(54,948)
Stock plan activity:						
Shares issued	584	292	7,869	-	-	8,161
Shares canceled	(9)	(4)	4	-	-	-
Compensation recognized	-	-	6,867	-	-	6,867
Excess tax benefits	-	-	1,524	-	-	1,524
Common stock cash dividends	-	-	-	(14,788)	-	(14,788)
BALANCE - JULY 31, 2007	25,760	$12,880	$129,167	$244,646	$1,060	$387,753

See accompanying notes to consolidated financial statements

FINANCIAL FEDERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Years Ended July 31,	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 50,050	$ 43,619	$ 36,652
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of deferred origination costs and fees	15,951	14,626	15,400
Stock-based compensation	3,992	3,338	2,630
Provision for credit losses on finance receivables	-	-	1,500
Depreciation and amortization	437	798	863
Deferred income taxes	5,738	1,591	(3,636)
Decrease (increase) in other assets	1,976	(1,938)	7,711
Decrease (increase) in accrued interest, taxes and other liabilities	(116)	9,010	(4,061)
Excess tax benefits from stock-based awards	(1,524)	(1,784)	-
Tax benefits from stock plans	-	-	1,005
Net cash provided by operating activities	76,504	69,260	58,064
Cash flows from investing activities:			
Finance receivables originated	(1,208,161)	(1,335,664)	(1,068,711)
Finance receivables collected	1,058,312	998,231	846,785
Net cash used in investing activities	(149,849)	(337,433)	(221,926)
Cash flows from financing activities:			
Commercial paper, net increase (decrease)	170,861	24,839	(9,600)
Asset securitization borrowings (repayments)	-	100,000	39,000
Bank borrowings, net (decrease) increase	(109,672)	(63,278)	201,000
Proceeds from term notes	125,000	250,000	200,000
Repayments of term notes	(56,250)	(42,500)	(263,000)
Proceeds from settlement of interest rate locks	1,175	970	-
Proceeds from stock option exercises	8,116	6,799	4,104
Excess tax benefits from stock-based awards	1,524	1,784	-
Common stock issued	45	-	-
Common stock repurchased	(54,948)	(807)	(934)
Common stock cash dividends	(14,788)	(9,838)	(5,233)
Cash paid for fractional shares of common stock	-	(109)	-
Net cash provided by financing activities	71,063	267,860	165,337
NET (DECREASE) INCREASE IN CASH	(2,282)	(313)	1,475
Cash - beginning of year	8,143	8,456	6,981
CASH - END OF YEAR	$ 5,861	$ 8,143	$ 8,456
Supplemental disclosures of cash flow information:			
Interest paid	$ 82,278	$ 63,560	$ 41,436
Income taxes paid	$ 21,654	$ 27,171	$ 20,306

See accompanying notes to consolidated financial statements

FINANCIAL FEDERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Financial Federal Corporation and subsidiaries (the "Company") provide collateralized lending, financing and leasing services nationwide to small and medium sized businesses in the general construction, road and infrastructure construction and repair, road transportation and refuse industries. We lend against, finance and lease a wide range of new and used revenue-producing, essential-use equipment including cranes, earthmovers, personnel lifts, trailers and trucks.

Basis of Presentation and Principles of Consolidation

We prepared the accompanying Consolidated Financial Statements according to accounting principles generally accepted in the United States of America (GAAP) and they include the accounts of Financial Federal Corporation and its subsidiaries. We eliminated all significant intercompany accounts and transactions. We do not have reportable operating segments.

We split our common stock 3-for-2 in the form of a stock dividend in January 2006. All prior share and per share amounts (including stock options, restricted stock and stock units), excluding treasury shares, in the Consolidated Financial Statements and accompanying notes were restated to reflect the split. We did not split treasury shares.

Use of Estimates

GAAP requires us to make significant estimates and assumptions affecting the amounts reported in the Consolidated Financial Statements and accompanying notes for the allowance for credit losses, non-performing assets, residual values and stock-based compensation. Actual results could differ from these estimates significantly.

Finance Receivables

Finance receivables comprise loans and other financings and noncancelable leases. All leases are accounted for as direct financing leases, where total lease payments, plus any residual values, less the cost of the leased equipment is recorded as unearned finance income. Residual values are recorded at the lowest of (i) any stated purchase option (ii) the present value at the end of the initial lease term of rentals due under any renewal options or (iii) the estimated fair value of the equipment at the end of the lease.

Income Recognition

Interest income earned on finance receivables is recognized over the term of receivables using the interest method. Costs associated with originating receivables and nonrefundable fees earned on receivables are deferred under SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases" ("SFAS No. 91") and recognized in finance income over the term of receivables using the interest method. Income recognition is suspended on finance receivables we classify as non-accrual (full collection of principal and interest being doubtful). This typically occurs when (i) a contractual payment is 90 days or more past due (unless this is expected to be temporary) (ii) the customer is subject to a bankruptcy proceeding or (iii) the collateral is being liquidated, and the value of the collateral does not exceed our net investment. Income recognition may be resumed when we believe full collection of all amounts contractually due is probable.

Allowance for Credit Losses

The allowance for credit losses on finance receivables is our estimate of losses inherent in our finance receivables. We record a provision for credit losses on finance receivables to adjust the allowance for credit losses to the estimated amount. The allowance is a significant estimate we determine based on total finance receivables, net charge-off experience, non-accrual and delinquent finance receivables and our current assessment of the risks inherent in our finance receivables from national and regional economic conditions, industry conditions, concentrations, the financial condition of customers and guarantors, collateral values and other factors. Changes in the allowance level may be necessary based on unexpected changes in these factors.

Impaired finance receivables are written-down to our estimate of their fair value by a charge to the allowance for credit losses. Write-downs subsequently recovered are credited to the allowance. Assets received to satisfy finance receivables are initially written-down to their current estimated fair value less selling costs by a charge to the allowance for credit losses and any subsequent write-downs and recoveries are recorded in earnings.

Derivative Financial Instruments

We use derivative financial instruments to manage our exposure to the effects of changes in market interest rates on our debt. We do not speculate with or trade derivatives. Derivatives are recorded at fair value as an asset or liability. Derivatives may be designated as a fair value hedge or cash flow hedge or may not be designated as a hedge.

For derivatives designated as a fair value hedge, the hedged asset or liability is also recorded at its fair value (to the extent of the change in the fair value of the derivative) and any changes in the fair value of the derivative and the hedged asset or liability from changes in the hedged risk are recorded in earnings. The changes in the fair value of a derivative designated as a fair value hedge and the hedged asset or liability will offset in correlation to the effectiveness of the hedging relationship. If certain conditions are met, these changes will offset exactly and there will be no hedge ineffectiveness.

For derivatives designated as a cash flow hedge, changes in the fair value of the effective portion of the derivative are recorded in accumulated other comprehensive income within stockholders' equity, net of tax, and reclassified to earnings in the same future periods the hedged transaction impacts earnings. Any ineffective portion is recorded immediately in earnings.

For derivatives not designated as a hedge, changes in their fair value are recorded immediately in earnings.

Derivatives designated as a hedge must be linked to a specific asset, liability, forecast transaction or firm commitment depending on the type of hedge, and the risk management objective and strategy and the method to be used to determine the effectiveness of the hedge must be documented at inception of the hedging relationship.

Stock-Based Compensation Expense

We started recording compensation expense for stock options on August 1, 2005 as required by Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment, revised 2004" ("SFAS No. 123R") and according to the Securities and Exchange Commission's Staff Accounting Bulletin No. 107 ("SAB No. 107") using SFAS No. 123R's modified prospective method. This method requires us to record compensation expense for options unvested on August 1, 2005 and for options subsequently granted or modified. Prior periods were not restated. Before August 1, 2005, we applied Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related Interpretations to account for our stock options. We did not record compensation expense for stock options under APB No. 25. SFAS No. 123R did not change how we determine or recognize expense for shares of restricted stock and stock units.

We record the fair value of options as compensation expense over the options' vesting periods using straight-line or graded-vesting (accelerated) methods. We use the Black-Scholes option-pricing model to calculate the fair value of stock options when they are granted. We use the graded-vesting method (the method used for SFAS No. 123, "Accounting for Stock-Based Compensation" pro forma disclosure) to recognize compensation expense for options unvested on August 1, 2005 and we use the straight-line method to recognize compensation expense for options granted after July 31, 2005.

We record the fair value of shares of restricted stock and stock units as compensation expense over the awards' vesting periods using the straight-line method for awards without a performance condition and the graded-vesting method for awards with a performance condition. The fair value of these awards is the market value of our common stock on the date of award.

SFAS No. 123R requires compensation expense to be recorded only for stock-based awards expected to vest. Therefore, we must estimate how many awards will be forfeited and periodically review our estimates based on actual forfeitures and revise them cumulatively as necessary.

We capitalize (defer recognizing) stock-based compensation considered a cost of originating receivables according to SFAS No. 91. We record tax benefits (reductions of the provision for income taxes) on compensation expense for shares of restricted stock, stock units and non-qualified stock options, and for incentive stock options when employees exercise and subsequently sell the shares within one year. We record excess tax benefits when compensation expense deducted in our income tax returns exceeds the expense recorded in our financial statements by increasing additional paid-in capital and reducing income taxes currently payable.

Earnings Per Common Share

Basic earnings per share equals net income divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share equals net income divided by the weighted-average number of common shares plus potential common shares from the assumed conversion of dilutive securities. Dilutive securities are stock options, shares of restricted stock, stock units and convertible debt.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the financial statement and tax return amounts of assets and liabilities using enacted tax rates.

New Accounting Standards

The Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB 109", ("FIN No. 48") in July 2006. FIN No. 48 requires companies to determine if any tax positions taken on their income tax returns lowering the amount of tax currently due would more likely than not be allowed by a taxing authority. If tax positions pass the more-likely-than-not test, companies then record benefits from them only equal to the highest amount having a greater than 50% chance of being realized assuming the tax positions would be challenged by a taxing authority. No benefits would be recorded for tax positions failing the more-likely-than-not test. Tax benefits include income tax savings and the related interest expense savings. Whether tax positions pass the test or not, adopting FIN No. 48 could result in additional income tax provisions or expenses for any interest and penalties on potential underpayments of income tax, or both. FIN No. 48 is effective in the first quarter of fiscal years beginning after December 15, 2006. We must start applying it in the first quarter of fiscal 2008. We are still evaluating its affects on our consolidated financial statements.

The FASB issued SFAS No. 157, "Fair Value Measurements", in September 2006. SFAS No. 157 defines fair value (replacing all prior definitions) and creates a framework to measure fair value, but does not create any new fair value measurements. SFAS No. 157 is effective in the first quarter of fiscal years beginning after November 15, 2007. It will become effective for us on August 1, 2008. We are evaluating how it may affect our consolidated financial statements.

The FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" in February 2007. SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value at specified election dates and to report unrealized gains and losses on these items in earnings at each subsequent reporting date. SFAS No. 159 is effective in the first quarter of fiscal years beginning after November 15, 2007. It will become effective for us on August 1, 2008. We are evaluating how it may affect our consolidated financial statements.

NOTE 2 - FINANCE RECEIVABLES

Finance receivables comprise installment sale agreements and secured loans (including line of credit arrangements), collectively referred to as loans, with fixed or floating (indexed to the prime rate) interest rates, and direct financing leases as follows:

July 31,	2007	2006
Loans:		
Fixed rate	$1,757,211	$1,662,805
Floating rate	168,574	131,235
Total loans	1,925,785	1,794,040
Direct financing leases	202,568	197,648
Finance receivables	$2,128,353	$1,991,688

Direct financing leases comprised the following:

July 31,	2007	2006
Minimum lease payments receivable	$191,723	$187,094
Residual values	42,923	41,160
Unearned finance income	(32,078)	(30,606)
Direct financing leases	$202,568	$197,648

Line of credit arrangements contain off-balance sheet risk and are subject to the same credit policies and procedures as other finance receivables. The unused portion of these commitments was $31,400 at July 31, 2007 and $23,800 at July 31, 2006. The weighted-average interest rate on fixed rate loans was 9.1% at July 31, 2007 and 8.6% at July 31, 2006.

Finance receivables generally provide for monthly installments of equal or varying amounts over two to five years. Annual contractual maturities of finance receivables at July 31, 2007 follow:

Fiscal Year Due:	Fixed Rate Loans	Floating Rate Loans	Direct Financing Leases
2008	$ 622,869	$ 77,141	$ 76,552
2009	495,584	43,136	58,476
2010	358,859	27,790	36,135
2011	191,474	13,104	15,789
2012	74,494	5,554	4,473
Thereafter	13,931	1,849	298
Total	$1,757,211	$168,574	$191,723

Allowance for credit losses activity is summarized below:

Years Ended July 31,	2007	2006	2005
Allowance - beginning of year	$24,100	$24,225	$24,081
Provision	-	-	1,500
Write-downs	(2,778)	(3,355)	(5,554)
Recoveries	2,670	3,230	4,198
Allowance - end of year	$23,992	$24,100	$24,225
Percentage of finance receivables	1.13%	1.21%	1.45%
Net charge-offs *	$ 108	$ 125	$ 1,356
Loss ratio **	0.01%	0.01%	0.09%

* *write-downs less recoveries*

** *net charge-offs over average finance receivables*

Non-performing assets comprise finance receivables classified as non-accrual (income recognition has been suspended and the receivables are considered impaired) and assets received to satisfy finance receivables (repossessed equipment, included in other assets) as follows:

July 31,	2007	2006
Finance receivables classified as non-accrual	$18,817	$13,750
Assets received to satisfy finance receivables	2,342	809
Non-performing assets	$21,159	$14,559

Non-accrual finance receivables included impaired loans (excludes direct financing leases) of $18,300 at July 31, 2007 and $12,300 at July 31, 2006. The average recorded investment in impaired loans was $13,800 in fiscal 2007, $10,500 in fiscal 2006 and $19,700 in fiscal 2005. The allowance for credit losses included $500 at July 31, 2007 and $300 at July 31, 2006 specifically allocated to $4,100 and $4,200 respectively, of impaired finance receivables. We did not recognize any income in fiscal 2007, 2006 or 2005 on impaired loans before collecting our net investment.

We manage our exposure to the credit risk associated with our finance receivables by using disciplined and established underwriting policies and procedures. Our underwriting policies and procedures require obtaining a first lien on equipment financed. We focus on financing equipment with an economic life longer than the term financed, historically low levels of technological obsolescence, use in more than one type of business, ease of access and transporting, and broad, established resale markets. Securing our receivables with equipment having these characteristics can mitigate potential net charge-offs. We may also obtain additional equipment or other collateral, third-party guarantees, advance payments or hold back a portion of the amount financed.

Our finance receivables reflect industry and geographic concentrations of credit risk. Concentrations of credit risk result when customers have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. We do not have a significant concentration of credit risk with any customer. The major concentrations of credit risk, grouped by industry and U.S. geographic region, expressed as percentages of finance receivables, follow:

July 31,	2007	2006
Industry:		
Construction related	44%	43%
Road transportation	40	40
Refuse	11	11
Other (none more than 2% in 2007 and 2006)	5	6

July 31,	2007	2006
Geographic region:		
Southwest	28%	28%
Southeast	27	28
Northeast	16	16
West	15	15
Central	14	13

NOTE 3 - DEBT

Debt is summarized below:

July 31,	2007	2006
Fixed rate term notes:		
5.00% due 2010 - 2011	$ 250,000	$ 250,000
5.45% - 5.57% due 2011 - 2014	325,000	200,000
5.92% - 6.80% due 2007 - 2008	5,000	61,250
Total fixed rate term notes	580,000	511,250
Fixed rate term notes swapped to floating rates due 2008 - 2010	143,250	143,250
Floating rate term note due 2008	-	10,000
2.0% convertible debentures due 2034	175,000	175,000
Total term debt	898,250	839,500
Asset securitization financings	425,000	425,000
Bank borrowings	50,050	149,722
Commercial paper	289,700	118,839
Total principal	1,663,000	1,533,061
Fair value adjustment of hedged debt	(2,400)	(5,400)
Total debt	$1,660,600	$1,527,661

Term Notes

We issued $125,000 of fixed rate term notes in April 2007. The notes comprise $75,000 of five-year, 5.48% notes and $50,000 of seven-year, 5.57% notes due at maturity in April 2012 and 2014. We also converted a $10,000 floating rate term note due in fiscal 2008 to a $15,000 three-year committed unsecured revolving bank credit facility in fiscal 2007.

We issued $200,000 of fixed rate term notes in fiscal 2006. The notes comprise $160,000 of five-year, 5.45% notes and $40,000 of seven-year, 5.56% notes due at maturity in March 2011 and 2013. We issued $250,000 of five-year, 5.00% fixed rate term notes in fiscal 2005. The notes are due at maturity in May and August 2010.

We prepaid $185,500 of floating rate term notes with remaining maturities between four months and five years at principal, without penalty in fiscal 2005. As a result, we recorded $400 of unamortized deferred debt issuance costs in interest expense.

Interest on fixed rate notes is payable semiannually. Prepayments of fixed rate notes are subject to a premium based on yield maintenance formulas. The weighted-average interest rate on fixed rate notes was 5.3% at July 31, 2007 and 2006.

Convertible Debentures

We issued $175,000 of convertible debentures in fiscal 2004. The debentures do not contain any financial or other restrictive covenants. Our major operating subsidiary's senior debt is effectively senior to the debentures.

The debentures have a 2.0% fixed annual interest rate and interest is payable semiannually. We may incur additional interest for semiannual interest periods starting in April 2009 if the average market value of the debentures on the last five days of the prior interest period was at least 20% higher than their principal amount. Additional interest would be calculated at the annual rate of 0.25% of the average market value of the debentures during the five days.

The debentures are due at maturity in April 2034, but we can redeem them anytime starting in April 2009 by paying the principal amount in cash and debenture holders can require us to repurchase them on each five-year anniversary of issuance or when a specified corporate transaction occurs by paying the principal amount in cash. Debenture holders can also convert the debentures into cash and common stock before maturity as discussed below.

The debentures can only be converted (i) in any fiscal quarter when the closing price of our common stock is at least 30% higher than the conversion price for at least 20 of the last 30 trading days of the prior fiscal quarter (the "market price condition") (ii) if the debentures are rated 'BB' or lower by Fitch (three ratings levels lower than the initial rating) (iii) if we call the debentures for redemption or (iv) if a specified corporate transaction occurs. No event allowing for the debentures to be converted has occurred through July 31, 2007. The market price condition would have been met at July 31, 2007 if the price of our common stock closed above $36.69 for the required period. The closing price of our common stock was $28.35 on July 31, 2007.

The debentures can only convert into shares of our common stock when their value exceeds their principal amount because we irrevocably elected (under the original terms of the debentures and without modifying the debentures) in fiscal 2005 to pay the value of converted debentures, not exceeding the principal amount, in cash instead of issuing shares of our common stock. Their value equals the number of convertible shares multiplied by the market value of our common stock. There are 6,200,000 convertible (but not issuable) shares, the adjusted conversion price is $28.22 per share and the adjusted conversion rate is 35.43 shares for each $1 (one thousand) of principal at July 31, 2007. If the value of converted debentures exceeds their principal amount, shares of common stock needed to pay the value over principal would equal the difference between the conversion date price of our common stock and the conversion price, divided by the conversion date price and multiplied by the number of convertible shares.

The conversion rate, number of convertible shares and conversion price change if specified corporate transactions occur including dividend payments and stock splits. The conversion rate and number of convertible shares increased and the conversion price decreased because we paid cash dividends on our common stock in fiscal 2007, 2006 and 2005 and because of our 3-for-2 stock split in fiscal 2006. The conversion rate, conversion price and number of convertible shares were 34.75, $28.78 and 6,081,000, respectively at July 31, 2006 and were 34.29, $29.16 and 6,002,000 at July 31, 2005. Future cash dividends will cause additional conversion rate and convertible shares increases and conversion price decreases.

Asset Securitization Financings

We have a $425,000 asset securitization facility. We structured the facility to account for securitization proceeds as secured debt and not as sales of receivables. Therefore, we do not record gains on sales of securitized receivables and the debt and receivables remain on our balance sheet. Borrowings are without recourse. Finance receivables included $480,000 and $487,000 of securitized receivables at July 31, 2007 and 2006, respectively.

The facility provides for committed revolving financing for one year. The facility was renewed in April 2007 and expires in April 2008. If the facility is not renewed again, we could convert borrowings into term debt. The term debt would be repaid monthly from collections of securitized receivables and would be fully repaid by February 2010 based on the contractual payments of securitized receivables at July 31, 2007.

Borrowings under the facility are limited to 94% of eligible securitized receivables. Securitized receivables ninety or more days past due, classified as impaired or subject to a bankruptcy, or whose terms are outside of defined limits, are ineligible to be borrowed against. The facility also restricts the amount of net charge-offs of securitized receivables and the amount of delinquent securitized receivables. The facility would terminate if these restrictions are exceeded, and borrowings outstanding would then be repaid monthly from collections of securitized receivables.

The unsecured debt agreements of our major operating subsidiary allow 40% of its finance receivables to be securitized ($848,000 at July 31, 2007). Therefore, we could securitize an additional $368,000 of finance receivables at July 31, 2007.

The weighted-average interest rates on borrowings at July 31, 2007 and 2006 were 5.4%. The weighted-average interest rates on borrowings outstanding during the years ended July 31, 2007, 2006 and 2005 were 5.4%, 4.6% and 2.6%, respectively. The interest rates change daily.

Bank Borrowings

We have $580,000 of committed unsecured revolving credit facilities with several banks expiring as follows: $80,000 within one year and $500,000 on various dates from September 2008 and October 2012. Borrowings under these facilities can mature between 1 and 270 days with interest rates based on domestic money market rates or LIBOR. We incur a fee on the unused portion of these facilities. Borrowings outstanding at July 31, 2007 matured August 1, 2007. The weighted-average interest rates on borrowings at July 31, 2007 and 2006 were 5.8% and 5.7%, respectively. The weighted-average interest rates on borrowings outstanding during the years ended July 31, 2007, 2006 and 2005 were 5.7%, 4.9% and 3.4%, respectively.

Commercial Paper

We issue commercial paper direct and through a $500,000 program with maturities between 1 and 270 days. We increased the size of our commercial paper program in fiscal 2007 from $350,000. The weighted-average interest rates on commercial paper at July 31, 2007 and 2006 were 5.5% and 5.4%, respectively. The weighted-average interest rates on commercial paper outstanding during the years ended July 31, 2007, 2006 and 2005 were 5.5%, 4.6% and 2.5%, respectively.

Other

Our major operating subsidiary's debt agreements have restrictive covenants including limits on its indebtedness, encumbrances, investments, dividends and other distributions to us, sales of assets, mergers and other business combinations, capital expenditures, interest coverage and net worth. We were in compliance with all debt covenants and restrictions at July 31, 2007. None of the agreements have a material adverse change clause. All of our debt is senior.

Long-term debt comprised the following:

July 31,	2007	2006
Term notes	$ 599,100	$ 602,850
Bank borrowings and commercial paper supported by bank credit facilities expiring after one year	339,750	247,500
Asset securitization financings	222,000	227,000
Convertible debentures	175,000	175,000
Total long-term debt	$1,335,850	$1,252,350

Long-term debt at July 31, 2007 matures as follows:

Fiscal:	2009	2010	2011	2012	2013	2014
	$336,000	$285,100	$259,750	$340,000	$65,000	$50,000

The fair value adjustment of hedged debt is the difference between the principal and fair value of the fixed rate term notes swapped to floating rates. The adjustment represents changes in the hedged debt's fair value from changes in the hedged risk. The adjustment reduced long-term debt and equals the fair value of the interest rate swaps recorded as an other liability.

NOTE 4 - DERIVATIVES

We have fixed to floating interest rate swaps with a total notional amount of $143,250 at July 31, 2007 and 2006. The swaps effectively converted fixed rate term notes into floating rate term notes. We designated the swaps as fair value hedges of fixed rate term notes. The swaps expire on the notes' maturity dates. Semiannually, we receive fixed amounts from the swap counterparty banks equal to the interest we pay on the hedged fixed rate notes, and we pay amounts to the swap counterparty banks equal to the swaps' floating rates multiplied by the swaps' notional amounts. We record the differences between these amounts in interest expense. The swaps' floating rates change semiannually to a fixed amount over six-month LIBOR. The terms of the swaps and related information follow:

			Fixed	July 31, 2007		July 31, 2006	
Issued	Expires	Notional Amount	Receive Rate	Floating Pay Rate	Fair Value	Floating Pay Rate	Fair Value
April 2003	April 2010	$ 12,500	4.96%	6.51%	$ 400	6.41%	$ 700
July 2003	April 2008	25,000	4.37	6.14	300	6.08	800
July 2003	June 2008	12,500	4.37	6.84	300	6.74	600
July 2003	June 2008	25,000	4.37	6.65	500	6.55	1,000
July 2003	June 2010	12,500	4.96	6.82	500	6.72	800
August 2003	April 2008	24,500	4.37	6.05	300	5.98	700
April 2004	August 2007	31,250	6.23	8.58	100	8.84	800
Totals		$143,250			$2,400		$5,400
Weighted-average rates			4.88%	6.90%		6.89%	

We entered into interest rate locks (in the form of forward starting interest rate swaps) with a total notional amount of $100,000 with three banks in September 2006. The rate locks had a March 2007 expiration. We designated the rate locks as cash flow hedges of our anticipated issuance of fixed rate term notes hedging the risk of higher interest payments on the notes for the first five years from increases in market interest rates before the notes were issued. We received $1,006 when we terminated the rate locks in January 2007.

We entered into another interest rate lock (also a forward starting interest rate swap) with a notional amount of $50,000 with a bank in March 2007 with an April 2007 expiration. We designated it as a cash flow hedge of the same anticipated fixed rate term notes issuance originally hedged in September 2006. We terminated this rate lock in April 2007 when the hedged notes were issued and we received $169,000. All of the rate locks were determined to be highly effective.

The amount of the gains on these rate locks relating to hedge ineffectiveness was $100. We recorded this as a reduction of interest expense in fiscal 2007. We recorded the $1,075 effective amount of the gains in stockholders' equity as accumulated other comprehensive income net of deferred income tax of $417. We are reclassifying the after-tax amount into net income over five years by reducing interest expense and deferred income tax. Interest expense was reduced by $54 and deferred income tax was reduced by $21 in fiscal 2007. These rate locks effectively lowered the interest rate on the fixed rate notes issued in April 2007 by 0.20% (20 basis points).

We entered into and terminated a $100,000 (also a forward starting interest rate swap) interest rate lock in fiscal 2006. We designated the rate lock as a cash flow hedge of our anticipated issuance of fixed rate term notes hedging the risk of higher interest payments on the notes from increases in market interest rates before the notes were issued. We terminated the rate lock when we issued the term notes and we received $970. We determined there was no hedge ineffectiveness and therefore we recorded this gain in stockholders' equity as accumulated other comprehensive income net of deferred income tax of $381. We are reclassifying the after-tax amount into net income over five years by reducing interest expense and deferred income tax. Interest expense was reduced by $194 in fiscal 2007 and $62 in fiscal 2006, and deferred income tax was reduced by $77 in fiscal 2007 and $25 in fiscal 2006.

We entered into and terminated two $25,000 interest rate locks (in the form of treasury locks) in fiscal 2005. We locked in the rate on five-year U.S. Treasury Notes for one month. This rate determined the interest rate on our fiscal 2005 issuance of five-year fixed rate term notes. We chose not to designate the locks as hedging instruments. We terminated the locks when we issued the term notes. We realized a $200 gain and recorded it by reducing interest expense in fiscal 2005 because we did not designate the locks as hedges.

NOTE 5 - STOCKHOLDERS' EQUITY

We established a new $50,000 common stock and convertible debt repurchase program in fiscal 2007 after completing our former program and we increased the amount available under our former program by $32,617 in fiscal 2007. We repurchased 2,014,000 shares of our common stock for $54,480 at an average price of $27.05 per share in fiscal 2007 under these programs. We also received 17,500 shares of common stock from employees in fiscal 2007 at an average price of

$26.70 per share for payment of income tax we were required to withhold on vested shares of restricted stock. We retired all shares repurchased and received in fiscal 2007. There was $45,200 available for future repurchases under the new program at July 31, 2007. The new program does not have a set expiration.

We established our former common stock repurchase program in fiscal 1996 and expanded it in fiscal 1999 to include convertible debt repurchases. We repurchased 2,924,000 shares of common stock for $66,100 and $8,800 principal amount of convertible notes for $7,200 under the program.

We received and retired 28,000 shares of common stock from officers in fiscal 2006 at an average price of $28.82 per share for payment of income tax we were required to withhold on vested shares of restricted stock. We received and retired 30,000 shares of common stock from officers in fiscal 2005 at an average price of $25.29 per share in exchange for their exercise of 58,000 stock options. We also received 36,000 shares of common stock from officers in fiscal 2005 at $25.17 per share for payment of income tax we were required to withhold on vested shares of restricted stock. We retired 12,000 shares and 24,000 shares are included in treasury stock at July 31, 2007.

We split our common stock 3-for-2 in the form of a stock dividend in January 2006. Stockholders received one share for every two shares owned. We paid $109 for fractional shares.

We initiated a quarterly cash dividend of $0.067 per share in December 2004 and we raised it to $0.10 per share in December 2005 and to $0.15 per share in December 2006. We paid dividends of $14,788 in fiscal 2007, $9,838 in fiscal 2006 and $5,233 in fiscal 2005. We declared a quarterly cash dividend of $0.15 per share of common stock in September 2007 payable in October 2007.

NOTE 6 - STOCK PLANS

Our stockholders approved two stock plans in December 2006; the 2006 Stock Incentive Plan (the "2006 Plan") and the Amended and Restated 2001 Management Incentive Plan (the "Amended MIP"). The 2006 Plan provides for the issuance of 2,500,000 incentive or non-qualified stock options, shares of restricted stock, stock appreciation rights, stock units and common stock to officers, other employees and directors subject to annual participant limits, and expires in December 2016. Awards may be subject to performance goals. The 2006 Plan replaced the 1998 Stock Option/Restricted Stock Plan (the "1998 Plan"). The 1998 Plan terminated upon approval of the 2006 Plan. The exercise price of incentive stock options granted under these plans can not be less than the fair market value of our common stock when granted and the term of incentive stock options is limited to ten years. There were 2,232,000 shares available for future grants under the 2006 Plan at July 31, 2007. The Amended MIP provides for the issuance of 1,000,000 shares of restricted stock, with an annual participant limit of 200,000 shares, and cash or stock bonuses to be awarded to our CEO and other selected officers subject to predetermined performance goals. The Amended MIP expires in December 2011. There were 750,000 shares available for future grants under the Amended MIP at July 31, 2007.

We amended the 1998 Plan in December 2005 according to its anti-dilution provisions to increase the number of shares available for the January 2006 stock split. The 1998 Plan provided for the issuance of 3,750,000 incentive or non-qualified stock options or shares of restricted stock to officers, other employees and directors. None of the options or shares of restricted stock awarded under the 1998 Plan are performance based. There were 128,000 shares unused when we terminated the plan.

Options granted through the first half of fiscal 2005 were mostly incentive stock options with a six-year term vesting 25% after two, three, four and five years. Options granted in the second half of fiscal 2005 were non-qualified options with a four-year term vesting 33⅓% on July 31, 2005, 2006 and 2007. Options granted after fiscal 2005 were non-qualified options with a five-year term vesting 25% after one, two, three and four years. We granted 131,000, 155,000 and 159,000 non-qualified stock options to employees in fiscal 2007, 2006 and 2005, respectively.

Shares of restricted stock awarded (excluding 435,000 shares awarded to executive officers in February 2006) vest annually in equal amounts over original periods of three to eight years (seven year weighted-average). Shares of restricted stock awarded to executive officers in February 2006 vest when the officer's service terminates, other than upon a non-qualifying termination, after six months (i) after the executive officer attains age 62 or (ii) after August 2026 if earlier (twelve year weighted-average). We awarded 120,000, 605,000 and 41,000 shares of restricted stock to employees in fiscal 2007, 2006 and 2005, respectively.

We awarded 19,000 restricted stock units to non-employee directors in fiscal 2007. The units vest in one year or earlier upon the sale of the Company or the director's death or disability, and are subject to forfeiture. Each unit represents the right to receive one share of common stock and the units earn dividend equivalents to be paid in additional shares of common stock. Vested units will convert into shares of common stock when a director's service terminates. We also issued 1,500 shares of common stock as payment of annual director retainer fees. The price of our common stock on the date we issued these shares was $28.73.

The Management Incentive Plan ("MIP") for our Chief Executive Officer ("CEO") was approved by stockholders in fiscal 2002. We amended it in December 2005 according to its anti-dilution provisions to increase the number of shares for the January 2006 stock split. We awarded 41,000 shares of restricted stock to our CEO in November 2005 as part of the fiscal 2006 bonus subject to certain performance conditions. Shares earned vest annually in equal amounts over four years. Our CEO earned 36,000 of these shares in September 2006 and forfeited 5,000 shares based on our fiscal 2006 performance. Our CEO earned 27,000 shares of restricted stock in September 2005 vesting annually in equal amounts over four years as a bonus for fiscal 2005. Our CEO earned 15,000 shares of restricted stock in fiscal 2005 vesting annually in equal amounts over five years as part of the fiscal 2004 bonus. No shares were awarded for fiscal 2007. At July 31, 2007, 103,000 shares of our CEO's restricted stock awarded under the MIP were unvested and are scheduled to vest over four years.

We established a Supplemental Retirement Benefit ("SERP") for our CEO in fiscal 2002. We amended it in December 2005 according to its anti-dilution provisions to increase the number of units for the January 2006 stock split, and we amended it in March 2006 to provide for dividend equivalent payments. We awarded 150,000 stock units vesting annually in equal amounts over eight years. Subject to forfeiture, our CEO will receive shares of common stock equal to the number of stock units vested when our CEO retires. At July 31, 2007, 94,000 units were vested. Amending the SERP in fiscal 2006 to provide for dividend equivalent payments increased the fair value of these units to $23.93 from $22.43 and increased the total cost of the units by $225.

All unvested shares of restricted stock and the SERP stock units would vest immediately upon the sale of the Company or the employees' death or disability. Unvested shares of restricted stock awarded before fiscal 2007 and the SERP stock units would also vest immediately upon a qualifying employment termination, but only a portion (based on the percentage of the vesting period elapsed) of the shares awarded to executive officers in February 2006 would vest immediately upon a qualifying employment termination. Unvested shares and units would be forfeited upon any other employment termination. Dividends are paid on all unvested shares of restricted stock. The restricted stock agreements and the SERP (as amended in March 2006) also allow employees to pay income taxes required to be withheld at vesting by surrendering a portion of the shares or units vested.

Stock options, shares of restricted stock and stock units are the only incentive compensation we provide (other than a cash bonus for the CEO) and we believe these stock-based awards further align employees' and directors' objectives with those of our stockholders. We issue new shares when options are exercised or when we award shares of restricted stock, and we do not have a policy to repurchase shares in the open market when options are exercised or when we award shares of restricted stock.

Stock option activity and related information for fiscal 2007 are summarized below (options and intrinsic value in thousands):

		Weighted-Average		
	Options	Exercise Price	Remaining Term (years)	Intrinsic Value *
Outstanding - August 1, 2006	1,527	$20.71		
Granted	131	26.96		
Exercised	(463)	17.54		
Forfeited	(71)			
Outstanding - July 31, 2007	1,124	$22.60	2.4	$6,500
Exercisable - July 31, 2007	619	$20.87	1.7	$4,600

* *number of options multiplied by the difference between the $28.35 closing price of our common stock on July 31, 2007 and the weighted-average exercise price*

Information on stock option exercises follows (in thousands, except intrinsic value per option):

Years Ended July 31,	2007	2006	2005
Number of options exercised	463	410	335
Total intrinsic value *	$4,950	$4,870	$3,350
Intrinsic value per option	10.70	11.90	10.00
Excess tax benefits realized	1,195	1,384	746

** options exercised multiplied by the difference between the closing prices of our common stock on the exercise dates and the exercise prices*

Restricted stock activity under the 2006 Plan, the 1998 Plan and the MIP, and related information for fiscal 2007, are summarized below (shares in thousands):

	Shares	Weighted-Average Grant-Date Fair Value
Unvested - August 1, 2006	1,081	$24.66
Granted	120	26.96
Vested	(142)	21.38
Forfeited	(9)	
Unvested - July 31, 2007	1,050	$25.34

Information on shares of restricted stock that vested follows (in thousands, except intrinsic value per share):

Years Ended July 31,	2007	2006	2005
Number of shares vested	142	109	117
Total intrinsic value *	$3,760	$3,140	$2,880
Intrinsic value per share	26.50	28.80	24.60
Excess tax benefits realized	329	400	259

** shares vested multiplied by the closing prices of our common stock on the dates vested*

The weighted-average grant date fair value and exercise price of options granted, and the significant assumptions we used to calculate fair values follow:

Years Ended July 31,	2007	2006	2005
Weighted-average grant date fair value	$ 4.75	$ 6.46	$ 5.37
Weighted-average exercise price	26.96	28.77	24.97
Weighted-average assumptions:			
Expected life of options (in years)	3.7	3.7	2.9
Expected volatility	22%	25%	28%
Risk-free interest rate	4.5%	4.6%	3.8%
Dividend yield	2.8%	1.5%	1.3%

Our assumptions for the expected life of options granted were based on our analysis of historical exercise behavior and the simplified method under SAB No. 107. These two methods produced similar results. Our assumptions for expected volatility were based on historical stock prices for periods equal to the expected life of options granted.

Future compensation expense (before deferral under SFAS No. 91) for stock-based awards unvested at July 31, 2007 and expected to vest, and the weighted-average expense recognition periods follow:

	Expense	Weighted-Average Years
Restricted stock	$18,300	5.9
Stock options	1,400	2.5
Stock units	1,300	2.1
Total	$21,000	5.4

Total compensation recorded, compensation capitalized (deferred recognizing) under SFAS No. 91, compensation included in salaries and other expenses and tax benefits recorded for stock-based awards follow:

Years Ended July 31,	2007	2006	2005
Compensation for stock options:			
Total recorded	$1,090	$1,828	$ -
Capitalized under SFAS No. 91	655	1,092	-
Included in salaries and other expenses	$ 435	$ 736	$ -
Tax benefits recorded	$ 68	$ 108	$ -
Compensation for shares of restricted stock and stock units:			
Total recorded	$5,777	$4,437	$2,630
Capitalized under SFAS No. 91	2,220	1,835	1,163
Included in salaries and other expenses	$3,557	$2,602	$1,467
Tax benefits recorded	$1,350	$1,003	$ 562
Total stock-based compensation:			
Total recorded	$6,867	$6,265	$2,630
Capitalized under SFAS No. 91	2,875	2,927	1,163
Included in salaries and other expenses	$3,992	$3,338	$1,467
Tax benefits recorded	$1,418	$1,111	$ 562

If we recorded compensation expense for stock options in fiscal 2005 under SFAS No. 123, our total stock-based compensation expense determined under fair value based methods for all awards (after-tax) would have been $3,633 compared to the $1,609 recorded, and our net income, diluted and basic earnings per share would have been $34,628, $1.33 and $1.36, respectively, compared to the recorded amounts of $36,652, $1.41 and $1.44, respectively.

NOTE 7 - EARNINGS PER COMMON SHARE

Earnings per common share ("EPS") was calculated as follows (in thousands, except per share amounts):

Years Ended July 31,	2007	2006	2005
Net income	$50,050	$43,619	$36,652
Weighted-average common shares outstanding (used for basic EPS)	25,813	25,913	25,515
Effect of dilutive securities:			
Stock options	259	346	392
Shares of restricted stock and stock units	293	222	169
Shares issuable upon conversion of convertible debt	16	-	-
Adjusted weighted-average common shares outstanding (used for diluted EPS)	26,381	26,481	26,076
Net income per common share:			
Diluted	$1.90	$1.65	$1.41
Basic	$1.94	$1.68	$1.44
Antidilutive stock options, shares of restricted stock and stock units *	216	176	233

* *excluded from the calculation because they would have increased diluted EPS*

The convertible debentures lower diluted EPS when the quarterly average price of our common stock exceeds the adjusted conversion price. When this occurs, shares of common stock needed to deliver the value of the debentures over their principal amount based on the average stock price would be included as shares outstanding in calculating diluted EPS. Shares to be included would equal the difference between the average stock price and the adjusted conversion price, divided by the average stock price and multiplied by the number of convertible shares, currently 6,200,000 (referred to as the treasury stock method). The average price of our common stock exceeded the adjusted conversion price for the first time in the fourth quarter of fiscal 2007 resulting in 66,000 dilutive shares for the quarter and 16,000 dilutive shares for fiscal 2007. The average price of our common stock was $28.53 in the fourth quarter and the adjusted conversion price was $28.22

NOTE 8 - INCOME TAXES

The provision for income taxes comprised the following:

Years Ended July 31,	2007	2006	2005
Currently payable:			
Federal	$21,977	$22,342	$22,736
State	3,716	3,845	4,166
Total	25,693	26,187	26,902
Deferred	5,738	1,591	(3,636)
Provision for income taxes	$31,431	27,778	$23,266

Tax benefits from stock options and restricted stock reduced income taxes currently payable and increased additional paid-in capital by $1,524 in fiscal 2007, $1,784 in fiscal 2006 and $1,005 in fiscal 2005.

Income taxes calculated at statutory federal rates are reconciled to the provision for income taxes as follows:

Years Ended July 31,	2007	2006	2005
Federal at statutory rates	$28,518	$24,989	$20,971
State *	2,664	2,589	2,205
Nondeductible incentive stock options expense	175	230	-
Deferred tax benefit from Texas tax law change *	-	(120)	-
Other	74	90	90
Provision for income taxes	$31,431	$27,778	$23,266

** net of federal benefit*

Texas changed how it taxes corporations in May 2006. Texas lowered its income tax rate to 1.0% from 4.5% and changed how taxable income is determined. These changes reduced our July 31, 2006 deferred income tax liability and our fiscal 2006 provision for income taxes by $120 and lowered our fiscal 2007 effective tax rate.

Deferred income taxes comprised the tax effect of the following temporary differences:

July 31,	2007	2006
Deferred tax liabilities:		
Leasing transactions	$16,743	$14,823
Original issue discount on convertible debentures	12,074	8,111
Net deferred origination costs and nonrefundable fees	8,046	7,358
Other	1,847	1,457
Total	38,710	31,749
Deferred tax assets:		
Allowance for credit losses	(9,159)	(9,209)
Cumulative expense on unvested shares of restricted stock and unvested stock units	(2,995)	(1,962)
Other	(788)	(867)
Total	(12,942)	(12,038)
Deferred income taxes	$25,768	$19,711

NOTE 9 - SALARIES AND OTHER EXPENSES

Salaries and other expenses comprised the following:

Years Ended July 31,	2007	2006	2005
Salaries and employee benefits	$14,403	$13,638	$11,057
Other expenses	10,542	10,038	10,420
Total	$24,945	$23,676	$21,477

NOTE 10 - LEASE COMMITMENTS

We rent office space under leases expiring through fiscal 2013. Minimum future annual rentals due under these operating leases at July 31, 2007 are $1,300 in fiscal 2008, $1,400 in fiscal 2009, $1,100 in fiscal 2010, $1,100 in fiscal 2011, $500 in fiscal 2012 and $100 in fiscal 2013. Office rent expense was $1,607 in fiscal 2007, $1,605 in fiscal 2006 and $1,458 in fiscal 2005.

NOTE 11 - FAIR VALUES OF FINANCIAL INSTRUMENTS

We estimate the fair value of our financial instruments: cash, finance receivables (excluding leases), commitments to extend credit under line of credit arrangements, debt and interest rate swaps, as described below.

Carrying values of cash, commercial paper, bank borrowings and asset securitization financings approximated their fair values based on their short-term maturities. Interest rate swaps are recorded at fair value based on market quotes from the swap counterparty banks. Fair value of the term notes payable was approximately $718,000 at July 31, 2007 and $650,500 at July 31, 2006, compared to their carrying amounts of $723,250 at July 31, 2007 and $664,500 at July 31, 2006. We calculated fair value based on the notes' cash flows discounted at current market interest rates. Fair value of the $175,000 of 2.0% convertible debentures was $193,700 at July 31, 2007 and $184,000 at July 31, 2006 based on their quoted market price.

It is not practicable for us to estimate the fair value of our finance receivables and commitments to extend credit. These financial instruments were not priced according to any set formulas, were not credit-scored and are not loan-graded. They comprise a large number of transactions with commercial customers in different businesses, are secured by liens on various types of equipment and may be guaranteed by third parties and cross-collateralized. Any difference between the carrying value and fair value of each transaction would be affected by a potential buyer's assessment of the transaction's credit quality, collateral value, guarantees, payment history, yield, term, documents and other legal matters, and other subjective considerations. Value received in a fair market sale of a transaction would be based on the terms of the sale, our and the buyer's views of economic and industry conditions, our and the buyer's tax considerations, and other factors. Information relevant to estimating the fair value of finance receivables is disclosed in Note 2.

NOTE 12 - SELECTED QUARTERLY DATA (UNAUDITED)

			Earnings per Share	
	Revenues	Net Income	Diluted	Basic
Fiscal 2007, three months ended:				
October 31, 2006	$46,930	$12,230	$0.46	$0.47
January 31, 2007	47,383	12,395	0.46	0.47
April 30, 2007	47,490	12,710	0.48	0.49
July 31, 2007	49,451	12,715	0.50	0.51
Fiscal 2006, three months ended:				
October 31, 2005	$36,553	$10,245	$0.39	$0.40
January 31, 2006	39,438	10,728	0.41	0.42
April 30, 2006	41,429	11,152	0.42	0.43
July 31, 2006	45,055	11,494	0.43	0.44

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management (with our Chief Executive Officer's and Chief Financial Officer's participation) evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) at the end of the period covered by this report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded our disclosure controls and procedures are effective to ensure information required to be disclosed in reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported timely.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the fourth quarter of fiscal 2007 that affected or are reasonably likely to affect our internal control over financial reporting materially.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance of the reliability of financial reporting and preparing financial statements for external purposes according to accounting principles generally accepted in the United States of America ("GAAP"). Internal control over financial reporting includes policies and procedures used to (i) maintain records in reasonable detail to reflect our transactions accurately and fairly (ii) reasonably assure that we record our transactions as necessary to permit us to prepare financial statements according to GAAP, and that our receipts and expenditures are made only according to authorizations of our management and directors and (iii) reasonably assure that the unauthorized acquisition, use, or disposition of our assets that could affect our financial statements materially is prevented or detected timely.

Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations. Also, projecting the effectiveness of internal control over financial reporting to future periods is subject to the risk of controls becoming inadequate because of changes in conditions or the deteriorating degree of complying with policies and procedures.

Our management evaluated the effectiveness of our internal control over financial reporting based on the framework in "Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission" (commonly referred to as COSO). Based on its evaluation, our management concluded our internal control over financial reporting was effective at July 31, 2007. The effectiveness of our internal control over financial reporting was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report on page 42-43.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Financial Federal Corporation:

We have audited Financial Federal Corporation and subsidiaries (the "Company" or "Financial Federal") internal control over financial reporting as of July 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management Report on Internal Control Over Financial Reporting.* Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Financial Federal as of July 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended July 31, 2007, and our report dated September 24, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

New York, New York
September 24, 2007

Item 9B. Other Information

We issued a press release on September 24, 2007 reporting our results for the quarter and year ended July 31, 2007. The press release is attached as Exhibit 99.1. Exhibit 99.1 shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference.

We issued a press release on September 24, 2007 announcing our Board of Directors declared a quarterly dividend of $0.15 per share on our common stock. The press release is attached as Exhibit 99.2. The dividend is payable on October 26, 2007 to stockholders of record at the close of business on October 10, 2007. The dividend rate is the same as the previous quarter.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item, other than Executive Officers' biographies in Part I, Item 1 of this report and the information about our code of conduct discussed below, is incorporated herein by reference to the information in the "Section 16(a) Beneficial Ownership Reporting Compliance" and "Election of Directors" sections of our 2007 Definitive Proxy Statement to be filed according to Regulation 14A for our Annual Meeting of Stockholders to be held December 11, 2007.

We adopted a code of business conduct and ethics for our principal executive officer, principal financial officer, principal accounting officer and other employees performing similar functions. The code is posted in the Investor Relations section of our website, http://www.financialfederal.com, under Corporate Governance. We will provide a copy of the code free to any stockholder on request to Financial Federal Corporation, 733 Third Avenue, New York, NY 10017, Attn: Corporate Secretary. We will satisfy the disclosure requirements of Item 5.05 of Form 8-K by posting any amendments or waivers to this code on our website.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference to the information in the "Election of Directors – Compensation of Directors" and "Executive Compensation" sections of our 2007 Definitive Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information

Equity compensation plan category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Approved by security holders	1,123,387	$22.60	2,982,434 (1)
Not approved by security holders	-	-	-
Total	1,123,387	$22.60	2,982,434

(1) Comprises 2,232,434 stock options, shares of restricted stock, stock appreciation rights, stock units and common stock issuable under our 2006 Stock Incentive Plan and 750,000 shares of restricted stock issuable under our Amended and Restated 2001 Management Incentive Plan.

Other information required under this Item is incorporated herein by reference to the information in the "Security Ownership of Certain Beneficial Owners and Management" section of our 2007 Definitive Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference to the information in the "Certain Transactions" section of our 2007 Definitive Proxy Statement.

Item 14. Principal Accounting Fees and Services

The information required by this Item is incorporated herein by reference to information in the "Principal Accounting Fees and Services" section of our 2007 Definitive Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed in this report:

1. INDEX TO FINANCIAL STATEMENTS:

2. FINANCIAL STATEMENT SCHEDULES

All schedules were omitted because the required information is included in the Consolidated Financial Statements or accompanying notes.

3. EXHIBITS

Exhibit No.		Description of Exhibit
3.1	(a)	Articles of Incorporation
3.2	(b)	Certificate of Amendment of Articles of Incorporation dated December 9, 1998
3.3	(c)	Amended and Restated By-laws dated March 5, 2007
4.1	(d)	Specimen Common Stock Certificate
4.2	(e)	Purchase Agreement, dated April 5, 2004, between Registrant and Banc of America Securities LLC and J.P. Morgan Securities Inc. for Registrant's $150 million 2.0% Convertible Senior Debentures due 2034
4.3	(e)	Indenture, dated as of April 12, 2004, between Registrant and Deutsche Bank Trust Company Americas for Registrant's $175 million 2.0% Convertible Senior Debentures due 2034
4.4	(e)	Registration Rights Agreement, dated April 12, 2004, between Registrant and Banc of America Securities LLC and J.P. Morgan Securities Inc. for Registrant's $150 million 2.0% Convertible Senior Debentures due 2034
4.5	(e)	Specimen 2.0% Convertible Senior Debenture due 2034
10.1	(f)	Form of Commercial Paper Dealer Agreement
*10.2	(g)	Deferred Compensation Agreement dated March 7, 2000 between the Registrant and former CEO
*10.3	(h)	Form of Restricted Stock Agreement dated March 1, 2002 between the Registrant and its CEO
*10.4	(h)	Form of Restricted Stock Agreement between the Registrant and certain senior officers
*10.5	(i)	Agreement to Defer Restricted Stock dated February 26, 2004 between the Registrant and its CEO
*10.6	(i)	Agreement to Defer Restricted Stock dated February 26, 2004 between the Registrant and its CEO
*10.7	(j)	Restricted Stock Agreement dated October 14, 2004 between the Registrant and its CEO
*10.8	(k)	Restricted Stock Agreement dated September 28, 2005 between the Registrant and its CEO
*10.9	(k)	Restricted Stock Agreement dated November 2, 2005 between the Registrant and its CEO
*10.10	(l)	Amended and Restated 1998 Stock Option/Restricted Stock Plan (as amended and restated December 15, 2005)
*10.11	(l)	Amended and Restated Supplemental Retirement Benefit dated March 6, 2006 between the Registrant and its CEO (as amended and restated March 6, 2006)
*10.12	(l)	Form of Excise Tax Restoration Agreement between the Registrant and its directors and named executive officers dated March 6, 2006
*10.13	(l)	Form of Indemnity Agreement between the Registrant and its directors and named executive officers dated March 6, 2006
*10.14	(l)	Restricted Stock Agreement dated February 22, 2006 between the Registrant and its CEO
*10.15	(l)	Form of Restricted Stock Agreement between the Registrant and certain senior officers

*10.16	(c)	Amended and Restated 2001 Management Incentive Plan
*10.17	(c)	2006 Stock Incentive Plan
*10.18	(c)	2006 Stock Incentive Plan - Form of Stock Grant Agreement for Chief Executive Officer
*10.19	(c)	2006 Stock Incentive Plan - Form of Stock Grant Agreement for Executive Officers and Non-Employee Directors
*10.20	(c)	2006 Stock Incentive Plan - Form of Incentive Stock Option Agreement for Executive Officers
*10.21	(c)	2006 Stock Incentive Plan - Form of Nonstatutory Stock Option Agreement for Executive Officers
*10.22	(c)	Amended and Restated 2001 Management Incentive Plan - Form of Restricted Stock Agreement
*10.23	(c)	Amended and Restated 2001 Management Incentive Plan - Form of Stock Unit Award Agreement
*10.24	**	2006 Stock Incentive Plan - Form of Stock Unit Agreement
12.1	**	Computation of Debt-To-Equity Ratio
21.1	**	Subsidiaries of the Registrant
23.1	**	Consent of Independent Registered Public Accounting Firm
31.1	**	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2	**	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32.1	**	Section 1350 Certification of Chief Executive Officer
32.2	**	Section 1350 Certification of Chief Financial Officer
99.1	**	Press release dated September 24, 2007
99.2	**	Press release dated September 24, 2007

Previously filed with the Securities and Exchange Commission as an exhibit to our:

(a) Registration Statement on Form S-1 (Registration No. 33-46662) filed May 28, 1992
(b) Form 10-Q for the quarter ended January 31, 1999
(c) Form 8-K dated December 6, 2006
(d) Registration Statement on Form S-3 (Registration No. 333-56651) filed June 11, 1998
(e) Form 8-K dated April 19, 2004
(f) Form 10-K for the fiscal year ended July 31, 1996
(g) Form 10-Q for the quarter ended January 31, 2000
(h) Form 10-Q for the quarter ended April 30, 2002
(i) Form 10-Q for the quarter ended January 31, 2003
(j) Form 10-Q for the quarter ended October 31, 2004
(k) Form 10-Q for the quarter ended October 31, 2005
(l) Form 10-Q for the quarter ended January 31, 2006

* management contract or compensatory plan
** filed with this report

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FINANCIAL FEDERAL CORPORATION
(Registrant)

By: /s/ Paul R. Sinsheimer
Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)

September 24, 2007
Date

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Lawrence B. Fisher Director	September 24, 2007 Date
/s/ Michael C. Palitz Director	September 24, 2007 Date
/s/ Leopold Swergold Director	September 24, 2007 Date
/s/ H. E. Timanus, Jr. Director	September 24, 2007 Date
/s/ Michael J. Zimmerman Director	September 24, 2007 Date
/s/ Steven F. Groth Senior Vice President and Chief Financial Officer (Principal Financial Officer)	September 24, 2007 Date
/s/ David H. Hamm Vice President, Controller and Treasurer (Principal Accounting Officer)	September 24, 2007 Date

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO EXCHANGE ACT RULE 13a-14(a)/15d-14(a)
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Paul R. Sinsheimer, certify that:

1. I have reviewed this annual report on Form 10-K of Financial Federal Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation, and;

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 25, 2007

/s/ Paul R. Sinsheimer
Paul R. Sinsheimer
Chief Executive Officer and President

Exhibit 31.2

**CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO EXCHANGE ACT RULE 13a-14(a)/15d-14(a)
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Steven F. Groth, certify that:

1. I have reviewed this annual report on Form 10-K of Financial Federal Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation, and;

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 25, 2007

/s/ Steven F. Groth
Steven F. Groth
Chief Financial Officer and Senior Vice President

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Paul R. Sinsheimer
Chairman of the Board, Chief Executive Officer and President
Financial Federal Corporation

Lawrence B. Fisher
Director
National Bank of New York City and The Quantum Group

Michael C. Palitz
Managing Director
Preston Partners LLC
Merchant Banking

Leopold Swergold
Director
Select Medical Corporation

H. E. "Tim" Timanus, Jr.
Chairman of the Board and Chief Operating Officer
Prosperity Bank

Michael J. Zimmerman
Executive Vice President and Chief Financial Officer
ContiGroup Companies, Inc.

OFFICERS

Paul R. Sinsheimer
Chief Executive Officer and President

John V. Golio
Executive Vice President

James H. Mayes, Jr.
Executive Vice President

William M. Gallagher
Senior Vice President and Chief Credit Officer

Troy H. Geisser
Senior Vice President and Secretary

Steven F. Groth
Senior Vice President and Chief Financial Officer

Angelo G. Garubo
Vice President and General Counsel

Julian C. Green, Jr.
Vice President

David H. Hamm
Vice President, Controller and Treasurer

Kimberly P. Walter
Vice President

Ted Wooldridge
Vice President

OFFICERS OF SUBSIDIARY

Vice Presidents
Joseph P. Cannici
Dirk Copple
Donna L. Frate
Steven M. Kezman
Bill M. King
Michael H. King
Michael A. Nelson
Gary L. Pace
Andrew G. Remias
Rodney S. Sepulvado
Len T. Spragins, III
Luther Whitlock

Administrative Vice Presidents
Chris L. Jones
Vance Neathery, Jr. *(Chief Information Officer)*

Regional Vice Presidents
Jeff Andersson
Patrick Armbrister
Gary Barnes
Charles W. Beasley
Kenneth Blackman
Linda Brown
David L. Carlton
Jonathan D. Cauthen
Johnie E. Christ
John D. Duffy
A. G. Ellison, III
M. R. Escamilla
James D. Esposito
Gregory W. Evans
Larry P. Fenn
Gary S. Fisher
Melissa Gallegos
Gerald R. Hargarve
Patrick E. Hoiby
Thomas J. Insero
J. D. Magness
Steven B. Marsh
Robin A. Pfefferkorn
William R. Pritchett
Richard M. Prophet
Roger P. Rhoades
Jonathan Riggsbee
Mark A. Scott
Allen B. Smith
Scott Soignier
Jerry J. Velarde
Mark A. Voytas
Kathleen M. Whitman
Marc S. Wilder
Richard A. Wong

Assistant Vice Presidents
Jesus Alba, Jr.
Jason M. Blatt
Julie C. Bledsoe
Robert T. Bonsignore
Nick J. Canales
Barbara A. Constantino
Matthew D. Galasso
Frances H. Gary
Robert Grawl, Jr.
Peter C. Huse
Julie A. Jones
Brian J. Kerrins
Steven R. Miller
Geoffrey A. Sprigle
Thomas E. Stolz
Gregory R. Treichler
Mary Jo Ulrich
Dwane J. Williamson

Assistant Treasurer
Melissa Ackerman
Laurel Dietz
Sheri A. Hudson

Assistant Controller
Georgia A. Radley

Assistant Secretaries
Donnette Allen
Debbie L. Butler
Robert E. Butts
Karen Carr
Shawn N. Cheema
Anthony Cornacchia
Hector L. Gorena
Christopher R. Hadley
Kelly L. Hamilton
Jason S. Katz
Sonya A. Lockman
Mark G. Roden
Allison L. Sooy
Stacy Zachry


Corporate Information

LOCATIONS

Headquarters
733 Third Avenue
New York, NY 10017
(212) 599-8000

Website
www.financialfederal.com

Full-Service Operations Centers
1300 Post Oak Boulevard
Suite 1300
Houston, TX 77056
(713) 439-1177

4225 Naperville Road
Lisle, IL 60532
(630) 955-1700

300 Frank W. Burr Boulevard
Teaneck, NJ 07666
(201) 801-0300

10715 David Taylor Drive
Charlotte, NC 28262
(704) 549-1009[1]

7 Corporate Park
Irvine, CA 92606
(949) 757-1232

1300 Post Oak Boulevard
Suite 1660
Houston, TX 77056
(713) 386-2189[1]

10130 Mallard Creek Road
Charlotte, NC 28262
(704) 909-2600

10200 Mallard Creek Road
Charlotte, NC 28262
(704) 909-3700[2]

[1]specializes in transportation financing
[2]specializes in refuse financing

STOCK EXCHANGE INFORMATION

Financial Federal Corporation's common stock is listed on the New York Stock Exchange (NYSE) under the symbol FIF. Financial Federal Corporation's CEO submitted to the NYSE a certificate certifying he is not aware of any violation by Financial Federal Corporation of the NYSE corporate governance listing standards.

ANNUAL MEETING

Financial Federal Corporation's Annual Meeting of Stockholders will be held on December 11, 2007 at 10:00 a.m. Eastern Time, at 270 Park Avenue, New York, NY.

INVESTOR RELATIONS

Financial Federal Corporation
733 Third Avenue
New York, NY 10017
(212) 599-8000
investorrelations@financialfederal.com

TRANSFER AGENT AND REGISTRAR

National City Bank
Cleveland, OH
(800) 622-6757
http://www.nationalcitystocktransfer.com/
shareholder.inquiries@nationalcity.com



Financial Federal Corporation

733 Third Avenue
New York, NY 10017

END